EXHIBIT A

Financial Statements

(*See Attached*)

Independent Auditors' Report

To the Board of Directors and Members of
Skybound Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of Skybound Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in members' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ Baker Tilly US, LLP
April 30, 2026
Los Angeles, CA

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands)

For the years ended December 31,		2025		2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	23,079	$	17,098
Crypto asset held for operations		131		881
Accounts receivable, net of allowance of $229 thousand and $775 thousand as of December 31, 2025 and 2024, respectively		5,607		7,123
Unbilled receivables		6,611		5,552
Due from related parties		794		—
Inventories		2,986		3,632
Software development costs, net		23,949		50
Web development costs, net		4		63
IP development costs, net		1,607		1,047
Contract costs to related parties		764		1,039
Prepaid expenses and other current assets		2,804		2,658
Total current assets		**68,336**		**39,143**
Property and equipment, net		1,048		1,093
TV development costs, net		8,856		9,639
Software development costs, net		—		8,280
Web development costs, net		251		251
IP development costs, net		1,615		1,615
Non-current due from related parties		9,988		8,794
Equity-method investment		1,706		7,876
Investments, at cost		3,495		2,572
Operating lease right-of-use assets		3,841		5,340
Goodwill		30,132		25,851
Intangible assets, net		10,697		1,959
Deferred tax assets		—		8,572
Other non-current assets		3,844		3,919
Total assets	$	**143,809**	$	**124,904**
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	3,463	$	4,736
Distributed product payable		702		586
Due to related parties		—		115
Accrued liabilities		31,404		15,734
Lease liabilities, short-term		1,764		1,573
Accrued royalties to related parties		2,174		2,036
Notes payable		10,126		6,500
Deferred revenue, short-term		14,613		8,161
Contingent liability, short-term		2,404		—
Income tax liabilities		74		181
Other current liabilities		1,516		168
Total current liabilities		**68,240**		**39,790**
Deferred revenue, long-term		121		683
Lease liabilities, long-term		2,169		3,892
SAFE Investment, net		5,008		4,565
Other non-current liabilities		3,152		996
Total liabilities		**78,690**		**49,926**

Commitments and contingencies (Note 21)

Equity:

Preferred units: aggregate liquidation preference of $43,796 thousand	43,811	43,811
Common units	23,069	22,590
Treasury units	(500)	(500)
Additional paid-in capital	17,867	7,802
Accumulated other comprehensive loss	(464)	(1,450)
Accumulated deficit	(38,909)	(17,987)
Members' equity	**44,874**	**54,266**
Non-controlling interest	20,245	20,712
Total equity	**65,119**	**74,978**
Total liabilities and equity	**$ 143,809**	**$ 124,904**

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(in thousands, except units and per unit data)

For the years ended December 31,		2025		2024
Revenue	$	111,832	$	100,880
Cost of revenue		(62,237)		(65,815)
Gross profit		**49,595**		**35,065**
Sales and marketing		(10,748)		(6,141)
General and administrative		(40,289)		(29,731)
Research and development		(6,468)		(14,970)
Impairment on goodwill		—		(12,891)
Total operating expenses		**(57,505)**		**(63,733)**
Loss from operations		**(7,910)**		**(28,668)**
Other income (expense)				
Interest income		529		333
Interest expense		(991)		(707)
Foreign currency exchange (loss) gain		(57)		115
Remeasurement of co-financing liability		(5,446)		—
Change in fair value of derivative		(443)		(945)
Gain on equity method investments		245		830
Other non-operating income (expense)		2,707		(1,172)
Total other income (expense)		**(3,456)**		**(1,546)**
Loss before income taxes		**(11,366)**		**(30,214)**
Income tax (expense) benefit		(8,756)		2,205
Net loss	$	**(20,122)**	$	**(28,009)**
Net gain (loss) attributable to non-controlling interests		51		(456)
Net loss attributable to members		**(20,173)**		**(27,553)**
Other comprehensive income (loss):				
Foreign currency translation gain (loss)		986		(2,207)
Total comprehensive loss	$	**(19,136)**	$	**(30,216)**
Comprehensive loss attributable to non-controlling interests		51		(456)
Comprehensive loss attributable to members		(19,187)		(29,760)
Loss per Common Unit, basic	$	(5.85)	$	(6.19)
Loss per Common Unit, diluted	$	(5.85)	$	(6.19)
Weighted average shares outstanding - basic		3,449,828		4,453,780
Weighted average shares outstanding - diluted		3,449,828		4,453,780

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Changes in Members' Equity

(in thousands)

	Preferred units	Common units	Treasury units	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2025	**43,811**	**22,590**	**(500)**	**7,801**	**(17,986)**	**(1,450)**	**54,266**	**20,712**	**74,978**
Issuance	—	465	—	—	—	—	465	—	465
Equity issued in connection with acquisition	—	—	—	2,552	—	—	2,552	—	2,552
Vested warrants	—	—	—	3,047	—	—	3,047	—	3,047
Exercise of incentive interest	—	14	—	—	—	—	14	—	14
Equity-based compensation	—	—	—	4,467	—	—	4,467	—	4,467
Cumulative-effect adjustment upon adoption of new accounting guidance (Note 11)	—	—	—	—	(750)	—	(750)	—	(750)
Transfer from dissolution of subsidiary	—	—	—	—	—	—	—	(518)	(518)
Foreign currency translation	—	—	—	—	—	986	986	—	986
Net loss	—	—	—	—	(20,173)	—	(20,173)	51	(20,122)
Balance at December 31, 2025	**43,811**	**23,069**	**(500)**	**17,867**	**(38,909)**	**(464)**	**44,874**	**20,245**	**65,119**

	Preferred units	Common units	Treasury units	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive income	Members' equity	Non-controlling Interests	Total equity
Balance at January 01, 2024	**43,811**	**21,895**	**(500)**	**5,111**	**9,674**	**757**	**80,748**	**21,168**	**101,916**
Issuance	—	184	—	—	—	—	184	—	184
Redemption	—	—	—	—	(108)	—	(108)	—	(108)
Units issued for warrants	—	485	—	—	—	—	485	—	485
Exercise of incentive interest	—	26	—	(70)	—	—	(44)	—	(44)
Equity-based compensation	—	—	—	2,761	—	—	2,761	—	2,761
Foreign currency translation	—	—	—	—	—	(2,207)	(2,207)	—	(2,207)
Net loss	—	—	—	—	(27,553)	—	(27,553)	(456)	(28,009)
Balance at December 31, 2024	**43,811**	**22,590**	**(500)**	**7,802**	**(17,987)**	**(1,450)**	**54,266**	**20,712**	**74,978**

See accompanying Notes

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

For the years ended December 31,		2025		2024
Operating Activities:				
Net loss	$	(20,122)	$	(28,009)
Adjustments to reconcile net income to net cash used in operating activities:				
Depreciation and amortization		12,456		7,676
Transfer from dissolution of subsidiary		(518)		—
Impairment on goodwill		—		12,891
Gain on equity method investment		(308)		(830)
Gain on sale of applications		(2,240)		—
Unrealized gain		—		(33)
Impairment of software		192		2,128
Impairment of tv/film		796		625
Impairment of IP		145		—
Change in fair value of derivative		443		945
Remeasurement of co-financing liability		5,446		—
Gain on foreign currency exchange rates		(57)		(115)
Equity compensation		4,467		2,761
Deferred income taxes		8,649		(2,627)
Changes in operating assets and liabilities:				
Accounts receivable, net		2,580		7,143
Unbilled receivable		(984)		(229)
Distributions receivable		—		212
Inventories		646		(206)
Prepaid expenses and other assets		786		(2,441)
Software development costs		(16,084)		(5,923)
Website development costs, net		(4)		(413)
TV development costs, net		(5,993)		(6,424)
IP development costs, net		(2,051)		(1,519)
Contract costs to related parties		160		(335)
Accounts payable		(1,384)		2,572
Lease liabilities		(1,966)		(1,931)
Distributed product payable		115		(19,264)
Accrued liabilities		(2,279)		6,900
Accrued royalties to related parties		137		(419)
Deferred revenue		2,645		(4,951)
Income tax liabilities		(106)		(327)
Other current and non-current liabilities		538		(34)
Net cash used in operating activities	$	**(13,895)**	$	**(32,177)**
Investing Activities:				
Purchase of property and equipment		(334)		(474)
Purchase of intangible assets		(189)		(92)
Purchases of investments		(45)		—
Cash paid for deferred payments from business combination		(2,535)		—
Proceeds from sale of applications		2,520		—
Proceeds from sale of equity method investment		4,000		—
Cash consideration for business combinations, net of cash acquired		(3,774)		—
Return on investment		86		20
Net cash used in investing activities	$	**(271)**	$	**(546)**
Financing Activities:				
Proceeds from line of credit, net of repayments		3,500		6,500
Proceeds from notes payable, net of repayments		126		—
Proceeds from Regulation A		465		184

Redemptions of common units		—		(108)
Proceeds from issuance of warrants		—		485
Proceeds from co-financing arrangement		15,000		—
SAFE Investment		—		620
Options exercise		14		(44)
Net cash provided by financing activities	$	**19,105**	$	**7,637**
Effect of exchange rate changes on cash and cash equivalents		1,042		(2,091)
Net increase (decrease) in cash and cash equivalents		**5,981**		**(27,177)**
Cash and cash equivalents, beginning of year		17,098		44,275
Cash and cash equivalents, end of year	$	23,079	$	17,098

See accompanying Notes.

SKYBOUND HOLDINGS LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2025, and 2024

1. Organization and nature of business

Skybound Holdings LLC, a Delaware limited liability company formed on December 14, 2016, and its subsidiaries (collectively, the "Company"), is a multi-platform entertainment company distributing intellectual property (IP) across comics, games, books, television shows, and movies serving customers worldwide.

2. Summary of significant accounting policies

Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Skybound Holdings LLC, and its wholly owned subsidiaries: Bumbio LLC, Dark Stories, LLC, Viltrumite Pants, LLC, This is JoJo, LLC, Anime Productions LLC , Blah Blah Boys, LLC, Tea Hot LLC, Shoe Leather Digital, Inc., Skybound Game Studios, Inc., Skybound Games Europe B.V., Skybound Games UK Limited, Skybound Interactive, LLC, Skybound Japan K.K., and Skybound, LLC and are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

On February 4, 2025, the Company acquired 100% of Maple Media, LLC, a limited liability company organized in California, and its six subsidiaries: Do More Mobile, LLC, a limited liability company organized in California; Maple Media Apps, LLC, a limited liability company organized in California; Stocks, LLC, as limited liability company organized in California; Super Basic, LLC, a limited liability company organized in California; Super Software, LLC, a limited liability company organized in California; and 9368-0148 Quebec Inc., a corporation formed in Quebec, Canada (collectively, "Maple Media").

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of Nine Four Entertainment Inc, a corporation formed in Nevada. Nine Four Entertainment is a leading creator and influencer talent management company. In June 2025, the Company, through Nine Four Entertainment Inc, formed Nine Four Ventures LLC, a brand development company.

The Company, directly or through its subsidiaries, has majority owned subsidiaries including the accounts of Skybound Galactic, LLC, Spacebound, LLC, Superform, LLC, IBO, LLC, Skybound Music Publishing LLC, Skybound Music Recordings LLC, 5th Planet Games A/S, 5th Planet Games GmbH, Sagafilm ehf., and its 13 wholly owned subsidiaries listed in Item 1. (Sagafilm). The ownership interests not held by the Company are reflected as noncontrolling interest in these consolidated financial statements.

In November 2025, the Company formed two wholly owned subsidiaries, AmCon, LLC and Cuddle Post LLC. These entities are included in the consolidated financial statements as of their respective dates of formation.

In the year ended December 31, 2025, the Company dissolved its majority owned subsidiaries, Skybound Galactic, LLC and Superform, LLC, and its wholly owned subsidiaries, Stocks, LLC, and Super Software, LLC.

Collectively, all the companies above are referred to as the "Company" throughout these consolidated financial statements and accompanying notes. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company leases office space from Blueberry & Chicken, LLC (B&C), a related party owned by two members of the Company and from Spicy Sauce, LLC (Spicy), a related party owned by three members of the Company. The Company consolidates all entities in which the Company holds a controlling financial interest. The Company is considered to hold a controlling financial interest when the Company is able to exercise control over investees' operating and financial decisions. For Variable Interest Entities (VIE), the Company is considered to hold a controlling financial interest when it is determined to be the primary beneficiary of the entity. A primary beneficiary is a party that has both: (1) the power to direct the activities of a VIE that most significantly impact that entity's economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE. The Company has a variable interest in B&C and Spicy through a loan guarantee (see Note 20). The Company does not consolidate B&C and Spicy, as it does not have the power to direct activities that most significantly impact the economic performance of B&C and Spicy, nor does the Company have the obligation to absorb losses or rights to receive benefits. As of December 31, 2025, the Company's maximum exposure to loss from its involvement with these VIEs is limited to the outstanding amounts guaranteed under these loan agreements, totaling $2,686 thousand.

The Company formed Skybound Holdings CF Investors SPV, LLC (the "SPV") in connection with the 2025 CF Offering (as defined below). The Company controls the SPV through its ability to direct the SPV's operations and decision-making activities, including the management of assets and execution of offering structure. Accordingly, the SPV is consolidated in the Company's financial statements and is not a VIE.

The Investors in the SPV hold variable interests in the SPV and bear substantially all the economic risks and rewards of the SPV. The Company does not have an obligation to absorb losses of the SPV beyond its involvement in the normal course of business.

Reclassifications:

Certain reclassifications of previously reported amounts have been made to conform to the current year's presentation.

Recently Adopted Accounting Standards:

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires public entities to disclose additional information about significant segment expenses and other segment items on both an interim and annual basis. The guidance also clarifies that public entities with a single reportable segment are subject to the same disclosure and reconciliation requirements under ASC 280, *Segment Reporting* (ASC 280) on both an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2025. Adoption of this standard resulted in enhanced segment disclosures, as described in Segment and Geographic Information (Note 23) to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-08, *Accounting for and Disclosure of Crypto Assets* (Subtopic 350-60), which requires certain crypto assets to be measured at fair value with changes recognized in net loss. The guidance also requires separate presentations and enhanced disclosures. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-08 during the year ended December 31, 2025. Adoption of this standard resulted in additional disclosures, as described in Crypto Assets (Note 11 and 17) to the consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). ASU 2023-09 requires entities to disclose specific rate reconciliations, amount of income taxes separated by federal and individual jurisdiction, and the amount of income (loss) from continuing operations before income tax expense (benefit) disaggregated between federal, state, and foreign. The new standard is effective for the Company for its annual periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-09 effective as of January 1, 2025 on a prospective basis, and has included the new tax disclosure requirements within our Form 1-K. Refer to Note 24 – Income Taxes, for further information.

Recently Issued Accounting Standards:

On November 4, 2024, the Financial Accounting Standards Board (FASB) issued ASU No. 2024-03, Expense Disaggregation Disclosures (ASU 2024-03). ASU 2024-03 amends ASC 220, Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is evaluating the impact of adopting the standard on the Consolidated Financial Statements.

On September 18, 2025, the FASB issued ASU No. 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (ASU 2025-06). ASU 2025-06 amends ASC 350-40, Intangibles-Goodwill and Other-Internal Use Software, to reflect that software is not always developed in a linear manner, removing all references to development stages and adding new guidance on how to evaluate whether the probable-to-complete threshold has been met. ASU 2025-06 is required to be adopted for fiscal years commencing after December 15, 2027, with early adoption permitted. ASU 2025-06 allows for a prospective, retrospective, or modified transition approach to adoption, based on the status of the project and whether software costs were capitalized before the date of adoption. The Company is evaluating the impact of adopting the standard on the Consolidated Financial Statements.

Noncontrolling Interests: The Company accounts for the noncontrolling interests in consolidated subsidiaries under the provisions of ASC 810, *Consolidation* (ASC 810), which requires that noncontrolling interests be reported as a separate component of equity and that net loss attributable to the noncontrolling interests and net loss attributable to the members of the Company be presented separately on the consolidated statements of comprehensive loss.

Operating Segments: The Company operates as one operating segment. Revenues are primarily derived from developing and commercializing intellectual property. See Note 23, Segment and Geographic Information, in the accompanying notes to our consolidated financial statements for further detail.

Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues, expenses, and disclosures as of the date of the consolidated financial statements and for the years then ended. Significant estimates affecting the consolidated financial statements, capitalization and recovery of development costs, such as the allowance for doubtful accounts, reserve for excess and obsolete inventories, certain accrued expenses, valuation of equity related grants, derivative assets, estimates related to revenue recognition when recognition is based on the inputs/time spent on the project and deferred tax assets have been prepared based on the most current and best available information. However, actual results from the resolution of such estimates and assumptions may vary from those used in the preparation of the consolidated financial statements.

Revenue Recognition: The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (ASC 606). ASC 606 outlines a comprehensive five-step principles-based framework for recognizing revenue under US GAAP. Revenue recognition is evaluated through the following five steps:

1.   Identify the Contract(s) with a Customer

2.   Identify the Performance Obligations in the Contract

3.   Determine the Transaction Price

4.   Allocate the Transaction Price to the Performance Obligations in the Contract

5.   Recognize Revenue

The Company recognizes revenue at the amount to which it expects to be entitled when control of the products or services is transferred to its customers. Control is generally transferred when the Company has a present right to payment and title and the significant risks and rewards of ownership of products or services are transferred to its customers.

The Company generates revenue from the following sources:

Product Sales: The sales of physical and digital products are earned by the Company based on a predetermined sales price. The product is delivered to customers in exchange for the stated rate, and as such these revenues are recognized by the Company when control of the promised goods or services are transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, which is generally on delivery to the customer. After that point in time, the Company does not have remaining performance obligations related to the product sales.

Licensing and Royalties from the sales of licensed intellectual property (IP): Licensing revenues are based on the functionality of the IP. When the IP is fully functional, the Company records revenues at the time the license is granted. If the license is deemed symbolic or is not yet functional, revenues are recorded over time when the customer begins deriving the benefits of the Company's IP over the estimated term of the contract period of benefit. The granting of a license for IP is often coupled with services co-publishing, production and marketing services (see paragraph below). Royalty revenue is generally recognized at a point in time when merchandise is sold, as it is considered a sales-based royalty in accordance with ASC 606. After the term of the agreement, the Company does not have remaining performance obligations related to licensing.

Production, marketing, and talent management services: Services revenues are fixed and determinable and earned by the Company based on a predetermined contractual amount. The service is delivered to customers throughout the production schedule in exchange for a stated rate, and revenue is recognized over time based on the percentage of completion, measured by actual costs incurred. After production is completed, the Company does not have remaining performance obligations related to producing services. In certain cases, the Company also provides talent management services in which it acts as a manager and recognizes commission income as service revenue at the time the underlying transaction occurs.

The Company generates revenue from mobile applications, including subscription and in-app purchase arrangements. Subscription revenue is recognized ratably over the subscription term as the services are provided. In-app purchases and other non-subscription digital sales are recognized at the point in time when the customer obtains control or derived benefit from the purchased content.

Contract assets are recorded when revenue has been earned for satisfied performance obligations, but the related invoice has not yet been issued. These amounts are classified as 'unbilled receivables' on the consolidated balance sheets. Contract liabilities arise when the Company receives payment or has an unconditional right to receive payment before transferring goods or services. These amounts are presented as 'Deferred revenue' and are recognized as revenue when the related performance obligations are satisfied. Contract assets and liabilities are assessed on a contract-by-contract basis and reclassified when billing occurs, or obligations are fulfilled.

Payment for product sales is typically due upon delivery or shortly thereafter (net 30 terms). Licensing agreements generally require upfront payments or milestone-based payments with no significant financing component. Production services are billed based on contractual milestones and are due upon invoice, with standard payment terms (net 30). No material financing components are embedded in contracts. The Company does not provide warranties or other post-sale service obligations in connection with its products or services. Accordingly, no warranty liabilities have been recognized.

Cash and Cash Equivalents: Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Accounts Receivable, Loans Receivable and Allowance for Credit Losses: Accounts receivable is stated at amounts due from customers, net of an allowance for expected credit losses. The Company generally does not require collateral. Allowance for credit risk for accounts receivables is established based on various factors including credit profiles of our customers, historical payments and current economic trends. We review the allowance for accounts receivables by assessing individual accounts receivable over a specific age and amount. All other balances are pooled based on historical collection experience. The estimate of expected credit losses is based on information about past events, current economic conditions, and forecasts of future economic conditions that affect the collectability. Accounts receivables are written-off on a case-by-case basis, net of any amounts that may be collected. If our estimate of uncollectible accounts is too low, credit loss expense may increase in future periods, and if it is too high, credit loss expense may decrease in future periods.

The Company's top five customers account for the substantial majority of accounts receivable and are considered to present minimal credit risk. One customer, which accounts for approximately 95% of the Company's production activities, has an established history of timely payments. Other key counterparties operate under structured arrangements or act as intermediaries with consistent remittance histories. Receivables from smaller, independent retailers represent less than 1% of total revenue, and any potential defaults in this segment are not expected to have a material impact on the consolidated financial statements. For loans due from related parties, the Company assessed collectability evaluating each borrower's creditworthiness, including consideration of common interest appreciation rights (CIARS) and current income levels. Based on this analysis, no allowance was deemed necessary. The Company will continue to monitor both customer-specific and macroeconomic factors and will adjust its estimate of expected credit losses if conditions materially change.

Loans receivables are stated at outstanding principal amounts, net of an allowance for expected credit losses. The allowance is based on management's evaluation of the borrower's financial condition, repayment history, the nature of the relationship, and other relevant factors. These loans are reviewed individually due to their unique terms and relationships. Expected credit losses are recognized based on historical experience, current conditions, and forecasts affecting collectability.

Interest income on loans and trade receivables is recognized based on the stated interest rate and terms of the individual agreements. Fees and direct costs associated with originating loans are evaluated individually and, when significant, are deferred and amortized over the life of the loan as an adjustment to interest income. Insignificant amounts may be recognized as incurred.

Financial Instruments and Concentrations of Business and Credit Risk: Financial instruments that potentially subject the Company to concentrations of business and credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents balances that at times exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.

The Company's accounts receivable, which are unsecured, expose the Company to credit risks such as collectability and business risks such as customer concentration. The Company mitigates credit risks by investigating the creditworthiness of customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, and recording allowances for credit losses when these receivables become uncollectible. As of December 31, 2025, the Company had two customers that accounted for more than 10% of the Company's receivable balances. As of December 31, 2024, two customers accounted for more than 10% of the Company's receivable balances. The loss of any customer would not have a significant impact on the Company's operations.

Inventories: Inventories consisting of inventory components and finished goods, are stated at the lower of cost or net realizable value, net of a reserve. Cost is determined using standard costs, which approximates weighted average cost. The Company evaluates the need for reserves on inventories associated with obsolete, slow-moving, and non-sellable inventories by reviewing estimated net realizable values on a periodic basis.

Property and Equipment: Property and equipment are stated at cost, net of accumulated depreciation. Depreciation on property and equipment is recognized on a straight-line basis.

Property and equipment	Useful lives
Leasehold improvements	Lesser of lease life or asset life
Furniture, equipment and vehicles	Three to fifteen years

Betterments, renewals, and extraordinary repairs that materially extend the useful life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred.

The cost and related accumulated depreciation applicable to retired assets are removed from the accounts, and the gain or loss on disposition, if any, is recognized in the consolidated statements of comprehensive loss for that period.

Impairment of Long-Lived Assets: The Company accounts for the impairment and disposition of long-lived assets in accordance with ASC Subtopic 360-10-35, *Property, Plant, and Equipment – Overall – Subsequent Measurement* (ASC 360). In accordance with ASC 360, the Company reviews its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by comparing the carrying amount of an asset to future undiscounted net cash flows that it expects the asset to generate. When an asset is determined to be impaired, the Company recognizes the impairment amount, which is measured by the amount the carrying value of the asset exceeds its fair value. In addition, the Company evaluates goodwill for impairment in accordance with ASC 350, *Intangibles-Goodwill and Other* (ASC 350). Goodwill is tested at least annually, or more frequently if a triggering event occurs. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to the excess, not to exceed the total amount of goodwill. For the years ended December 31, 2025, and December 31, 2024, impairment losses of $0 and $12,891 thousand, were recognized, respectively.

Software Development Costs: Software development costs include payments made to independent software developers under development agreements for various digital games. Software development costs are capitalized once technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product requires both technical design documentation and game design documentation, or the completed and tested product design and a working model. For products where proven technology exists, capitalization may occur early in the development cycle. Significant management judgments and estimates are applied in assessing when capitalization commences for software development costs and the evaluation is performed on a product-by-product basis. Prior to achieving technological feasibility, we expense the amounts as part of research and development costs. Capitalized costs for products that have been released are cancelled or expected to be abandoned are charged to cost of revenue. If a software project is cancelled or determined to be no longer commercially viable before it reaches general release, the related capitalized costs are expensed immediately as a loss on investment. Management classifies software costs as current based on the determination that those costs will be realized within 12 months from the consolidated balance sheets date. For the years ended December 31, 2025 and 2024, the Company recognized software impairment charges of $192 thousand and $2,128 thousand, respectively.

Capitalized software development costs are stated at amortized cost. Once a game is released, amortization of capitalized production costs is computed based on actual revenues achieved as a percentage of the expected lifetime revenue or expected life, whichever is greater. Our software development costs are generally amortized in full within 36 months.

Film and TV Costs: Film and Television costs include all direct costs incurred in the creation and production of content, including costs related to story, development, pre-production, production, and post-production. In accordance with ASC 926, *Entertainment-Films* (ASC 926) costs are capitalized when the project is determined to have probable future economic benefit. Capitalized costs are amortized using the individual-film-forecast method (Ultimate method), whereby each title is amortized in proportion to the ratio of current period actual revenues to estimated ultimate revenues. Estimated ultimate revenues are reassessed quarterly or as changes in market conditions or performance trends warrant. Amortization begins when a project is released, and revenue is first recognized. Projects are evaluated for impairment at the individual-film level when indicators suggest the carrying amount is not recoverable from expected future cash flows. For the years ended December 31, 2025 and 2024, the Company recognized impairment of tv/film charges of $329 thousand and $625 thousand, respectively.

IP Development Costs: The Company capitalizes and amortizes the cost associated with its trademarks, patents, and copyrights. IP development costs are amortized beginning on the date the asset is available for its intended use, which would generally be the regulatory approval date. The costs are generally amortized over the term of the license not to exceed 10 years. For the years ended December 31, 2025 and 2024, the Company recognized IP impairment charges of $145 thousand and $0, respectively.

Equity-Method Investments: Investments that we do not consolidate but in which we have significant influence over the operating and financial policies of the investee are classified as equity method investments and are accounted for using the equity method of accounting. In applying the equity method of accounting, investments are initially recorded at cost and are subsequently adjusted based on our proportionate share of net loss or loss of the investee, net of any distributions received from the investee.

The Company classifies distributions received from equity method investees using the cumulative earnings approach. Under this approach, distributions received are classified as operating cash flows to the extent of cumulative equity in earnings, and as investing cash flows for any excess.

Investments, at cost: In accordance with ASC 321-10, *Investments – Equity Securities* (ASC 321), investments where the Company does not have a significant influence are accounted for at cost. The Company reviews all material investments on an annual basis to determine whether a significant event or change in circumstances has occurred that may have an adverse effect on the fair value of the investment. In the event the fair value of the investment declines below the cost basis, the Company records an impairment with the offset recorded in the consolidated statements of comprehensive loss. For the years ended December 31, 2025 and 2024, the Company recognized investment impairment of $72 thousand and $0, respectively.

Derivative Instruments: The Company accounts for free-standing derivative instruments in accordance with ASC 815, *Derivatives and Hedging* (ASC 815), which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts and requires recognition of all derivatives on the consolidated balance sheets at fair value. All derivative financial instruments are recorded in the consolidated balance sheets at fair value with any change in fair value recorded in the consolidated statements of comprehensive loss in the period of change.

Cash flows associated with derivative instruments are classified in the consolidated statements of cash flows based on the nature of the underlying instruments. Cash receipts and payments related to derivative instruments are generally classified within operating activities, unless associated with financing arrangements, in which case such cash flows are classified within financing activities. Changes in the fair value of derivative instruments recognized in earnings are non-cash in nature and are included as adjustments to reconcile net loss to net cash provided by (used in) operating activities.

Fair-Value of Financial instruments: The Company accounts for fair value measurements in accordance with ASC 820, *Fair Value Measurement* (ASC 820). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants.

The carrying amounts of cash, crypto assets held for operations (USDC), accounts receivable, accrued liabilities and accounts payable approximate fair value because of the short maturity and high liquidity of these instruments.

The Company's financial instruments measured at fair value on a recurring basis as of December 31, 2025, and 2024 are summarized below:

(in thousands)

For the years ended December 31,	Fair value level	2025	2024
SAFE Instruments	Level 3	$ 5,008	$ 4,565
Contingent Earnouts (Maple Media Acquisition)	Level 3	$ 3,562	$ —
Crypto Assets (XPLA Tokens)	Level 3	$ —	$ 750

These valuations require significant judgment. The Company's financial instruments measured at fair value on a recurring basis include Simple Agreements for Future Equity (SAFEs), contingent earnouts related to Maple Media acquisition, and crypto assets (XPLA tokens), which are classified as Level 3 due to significant unobservable inputs used in their valuation (see Note 17).

Deferred Issuance Costs: Deferred issuance costs paid in connection with obtaining long-term financing are capitalized and amortized using the straight-line method, which approximates the effective-interest method, over the term of the related financing. The Company complies with the requirements of ASC 340, *Other Assets and Deferred Costs* (ASC 340), with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Financial Instruments: The Company evaluates financial instruments issued for potential classification under ASC 480, *Distinguishing Liabilities from Equity* (ASC 480).

SAFE Instruments: The Company issued SAFEs that are classified as liability instruments under ASC 815. These instruments are measured at fair value at issuance and at each subsequent reporting period, with changes in fair value recognized in the consolidated statements of comprehensive loss. In April 2024, the Company also issued Crowd SAFE instruments in connection with a Regulation CF offering. These instruments are accounted for similarly to other SAFE liabilities and are measured at fair value. Cash Flows Proceeds from SAFEs are classified as financing activities in the consolidated statement of cash flows. Changes in the fair value of SAFEs are included in non-operating other income (expense) activities.

Leases: In February 2016, the FASB issued ASU No. 2016-02 (ASC 842), Leases, and subsequent codification improvements. The standard requires recognition of rights and obligations arising from lease contracts, including existing and new arrangements as assets and liabilities on the consolidated balance sheets. Under this guidance, lessees need to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allowed the Company to carry forward the historical determination of contracts as leases, lease classification and not reassess initial direct costs for historical lease arrangements. The finance lease classification under ASC 842 includes leases previously classified as capital leases under ASC 840.

Certain leases contain options to extend the lease term. The Company evaluates these options and includes them in the lease term only when it is reasonably certain the options will be exercised. None of the Company's leases include residual value guarantees. The Company's lease agreements do not contain significant restrictions or covenants. Management applies judgment in determining lease classification and measuring lease liabilities, including assessing whether contracts contain a lease, identifying lease and non-lease components, and determining the appropriate discount rate based on the Company's incremental borrowing rate.

Advertising: Advertising costs are expensed as incurred and amounted to $4,679 thousand and $816 thousand for the years ended December 31, 2025, and 2024, respectively. Advertising costs are included in sales and marketing expenses in the accompanying consolidated statements of comprehensive loss.

Selling Expenses: Selling expenses consist primarily of sales commissions and allocated personnel costs related to sales staff. These expenses are directly associated with efforts to generate revenue and promote the Company's products and services.

Equity Incentive Plan: During 2019, the Company adopted an incentive interest plan, in which the Company may grant certain incentive interests to employees, consultants and board members. The incentive interests are subject to vesting over time or are based on the Company's financial performance. ASC 718, *Compensation – Stock Compensation* (ASC 718), requires that all equity-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the fair value of those awards on the grant date, as calculated using an option valuation model. The service period generally coincides with the vesting period. The Company issued 74,066 and 130,355 grants during the years ended December 31, 2025, and 2024, respectively.

Foreign Currency Matters: The functional currency of the Company is the United States Dollar. The functional currency of Skybound Games Europe BV is the Euro and Skybound Games UK Limited is the British Pound. The functional currency of Skybound Japan is the Japanese Yen. The functional currency of 5th Planet Games is the Danish Krone. The functional currency for Sagafilm is Icelandic Krona. The functional currency of 9368-0148 Quebec Inc., is the Canadian Dollar. The financial statements of the Company's subsidiaries were translated to United States Dollars in accordance with ASC 830, *Foreign Currency Translation Matters* (ASC 830), using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Gains and losses arising on foreign currency denominated transactions are included in consolidated statements of comprehensive loss.

Income Taxes: The Company's operations consist of an LLC, which is taxed as a corporation, and certain corporate subsidiaries, which are subject to taxation under the provisions of the Internal Revenue Code. Certain LLC subsidiaries have elected to be taxed as partnerships and any associated tax obligations for those entities flow to the members of those entities.

The Company uses the asset and liability method in accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates that are expected to be in effect when the differences reverse.

The Company's policy is to classify interest and penalties related to income tax matters, if incurred, as a component of income tax expense. No interest or penalties have been accrued for the years ending December 31, 2025 and 2024.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the provisions of uncertain tax positions as addressed in ASC 740, *Income Taxes* (ASC 740) which provides guidance for how uncertain income tax positions should be recognized, measured, presented, and disclosed in the consolidated financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority.

Management believes the Company does not have uncertain tax positions pursuant to ASC 740 and accordingly no accruals were made for the year ended December 31, 2025, and 2024.

With few exceptions, the Company is subject to examination by federal tax authorities for returns filed for the prior three years and by state tax authorities for returns filed for the prior four years, and no examinations are currently pending.

Sales Taxes: Sales and similar taxes collected by the Company are netted with the corresponding sale to the customer. The Company collects said sales tax from customers and remits the entire amount to the state.

VAT Taxes: The Company tracks collected and paid VAT tax. The Company nets the collections with the payments and files returns quarterly.

Delivery Costs: All costs of delivery are included in Cost of revenue. Delivery costs were $7,621 thousand and $3,355 thousand for the years ended December 31, 2025, and 2024, respectively.

Goodwill: The Company may recognize goodwill on the acquisition date on an investment in which a controlling interest is obtained. Goodwill is the excess of the consideration transferred, the fair value of any noncontrolling interest in the acquiree, the fair value of any previously held equity interest in the acquiree, less the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Business Combinations: The Company accounts for all transactions that represent business combinations using the acquisition method of accounting under ASC 805, *Business Combinations* (ASC 805). Per ASC 805, the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity are recognized and measured at their fair values on the date an entity obtains control of the acquiree. Such fair values that are not finalized for reporting periods following the acquisition date are estimated and recorded as provisional amounts. Adjustments to these provisional amounts during the measurement period (defined as the date through which all information required to identify and measure the consideration transferred, the assets acquired, the liabilities assumed, and the noncontrolling interests obtained, limited to one year from the acquisition date) are recorded when identified. Goodwill is determined as the excess of the fair value of the consideration exchanged in the acquisition over the fair value of the net assets acquired.

Going concern: In accordance with ASC 205-40, *Presentation of Financial Statements—Going Concern*, management evaluates, on an annual basis, whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Management's evaluation is based on relevant conditions and events that are known and reasonably knowable as of the date the consolidated financial statements are issued. When management identifies such conditions or events, it considers whether its plans intended to mitigate those conditions or events will alleviate the substantial doubt. The mitigating effect of management's plans is considered to the extent that (1) it is probable the plans will be effectively implemented, and (2) it is probable the plans will mitigate the conditions or events raising the substantial doubt. Management evaluated the Company's liquidity position, including its cash on hand, projected cash flows from operations, and expected obligations, as of the issuance date of the consolidated financial statements. Based on this evaluation, management determined that the Company has sufficient liquidity to meet its obligations as they come due for at least one year from the issuance date. Accordingly, management concluded that there are no conditions or events that raise substantial doubt about the Company's ability to continue as a going concern.

3. Business Combinations

On February 4, 2025, the Company completed the acquisition of 100% of the membership interests of Maple Media, LLC, a mobile app publishing company, and its wholly owned subsidiaries (collectively, "Maple Media"). The acquisition was accounted for as a business combination under ASC 805, *Business Combinations* (ASC 805), with Skybound Holdings, LLC, identified as the acquirer. Transaction costs incurred in connection with the acquisition were immaterial and were expensed as incurred within general and administrative expenses.

As part of the Maple Media acquisition, the Company entered into contingent consideration arrangements that provide for additional payments to the seller based on the post-acquisition EBITDA of the acquired business over a three-year period. The arrangement includes (i) earnout payments upon achievement of specified EBITDA thresholds and (ii) an additional payment based on a percentage of EBITDA exceeding a defined performance threshold. Payments, if earned, are made in a combination of cash and Common Units and are subject to contractual caps.

The amount of contingent consideration is determined based on actual EBITDA relative to the agreed thresholds. The undiscounted payments range from zero to approximately $13,750 thousand.

The total purchase consideration at fair value transferred in connection with the acquisition is summarized as follows (in thousands except when unit data is presented):

- Cash Paid at Closing: $3,774 thousand

- Common Units Reserved for issuance: 30,000 units with an aggregate fair value of $3,000 thousand
- Contingent earnout payments: $4,097 thousand
- Deferred payments: $3,735 thousand

Total consideration: $14,158 thousand

The allocation of purchase consideration to the assets acquired and liabilities assumed is as follows *(in thousands)*:

Current assets	$	2,470
Fixed assets		11
Deferred tax assets		77
Identifiable intangible assets		
Trade name (Maple Media)		195
Trade name (app portfolio)		584
Internally developed software		346
Applications		9,038
Subscriber base		753
Total identifiable intangible assets	$	10,916
Goodwill		
Assembled workforce	$	1,034
Unidentified intangible value		3,147
Total goodwill		4,181
Current liabilities		(3,497)
Total assets and liabilities assumed	$	14,158

Goodwill represents the excess of purchase consideration over the fair value of net assets acquired and primarily reflects the value of Maple Media's assembled workforce, expected synergies with the Company's existing operations, anticipated growth opportunities, and other intangible benefits that do not qualify for separate recognition.

The results of operations of Maple Media and the fair value of the assets acquired have been included in our Consolidated Financial Statements since the date of acquisition.

On April 16, 2025, the Company, through Bumbio LLC, acquired 100% of the capital stock of Nine Four Entertainment Inc (Nine Four). The purchase consideration included a combination of buyer contributions, deferred purchase price and earnout payments. The Company acquired Nine Four to establish and expand a new line of business that is expected to support the Company's long-term growth strategy.

The total purchase consideration for the acquisition was $483 thousand, consisting of (i) $257 thousand of deferred payments and (ii) $226 thousand of contingent earnout payments. The contingent earnout is based on the future performance of Nine Four and is subject to customary terms and conditions as defined in the purchase agreement.

The purchase price was allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The net assets of Nine Four were recorded at their carrying value. The Company recognized identifiable intangible assets of $383 thousand, primarily related to customer relationships and management contracts. The excess of the purchase consideration over the fair value of net identifiable assets acquired of $100 thousand was recorded as goodwill. The goodwill recognized is primarily attributable to expected synergies, workforce, and the strategic benefits of integrating Nine Four into the Company's operations. The goodwill is not expected to be deductible for tax purposes.

Management concluded that the transaction, including the amount of goodwill recognized, is not material to the Company's consolidated financial statements. Pro forma results of operations of our acquisitions have not been presented because the effect of the acquisitions were not material to our Consolidated Statements of Comprehensive Loss individually, or in the aggregate.

4. Accounts receivable, net

Accounts receivable, net consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Accounts receivable	$ 5,836	$ 7,898
Allowance for credit losses	(229)	(775)
Accounts receivable, net	**$ 5,607**	**$ 7,123**

The following table summarizes the changes in the allowance for credit losses for accounts receivable *(in thousands)*:

For the years ended December 31,	2025	2024
Balance, beginning of period	$ 775	$ 24
Provision for expected credit losses	(714)	751
Recoveries	168	—
Write-offs	—	—
Balance, end of period	**$ 229**	**$ 775**

5. Inventories, net

Inventories, net consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Finished goods	$ 2,174	$ 3,285
Work-in-process	1,118	953
Inventory reserve	(306)	(606)
Total inventories	**$ 2,986**	**$ 3,632**

6. Capitalized Software, IP, and Production Development Costs

The following table summarizes the components of software development, IP development, web development, and TV capitalized production cost balances *(in thousands)*:

As of December 31, 2025	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$ 9,443	$ (7,215)	$ 2,228
Software development costs in process	n/a	21,721	—	21,721
TV production costs completed	up to 10	13,611	(11,462)	2,149
TV production costs in process	n/a	6,707	—	6,707
Website costs completed	up to 5	417	(162)	255
IP development costs in process	n/a	5,829	(2,607)	3,222
Total capitalized development and production costs		**$ 57,728**	**$ (21,446)**	**$ 36,282**

As of December 31, 2024	Average Life (in years)	Cost	Accumulated Amortization	Net Book Value
Software development costs completed	1-3	$ 7,959	$ (7,347)	$ 612
Software development costs in process	n/a	7,718	—	7,718
TV production costs completed	up to 10	11,510	(6,911)	4,599
TV production costs in process	n/a	5,040	—	5,040
Website costs completed	up to 5	413	(99)	314
IP development costs in process	n/a	3,924	(1,262)	2,662
Total capitalized development and production costs		**$ 36,564**	**$ (15,619)**	**$ 20,945**

7. Property and equipment, net

Property and equipment, net consist of the following *(in thousands)*:

For the years ended December 31,		2025		2024
Leasehold Improvements	$	73	$	73
Furniture & Fixtures		283		283
Computer Equipment		1,727		1,426
Machinery & Equipment		922		908
Studio Equipment		365		365
Less: accumulated depreciation		(2,322)		(1,962)
Property and equipment, net	**$**	**1,048**	**$**	**1,093**

Depreciation expense related to property and equipment was $390 thousand and $355 thousand for the years ended December 31, 2025, and 2024, respectively, and is included in general and administrative expenses in the consolidated statements of comprehensive loss.

8. Goodwill

The following table reflects the changes in carrying amounts of goodwill *(in thousands)*:

For the years ended December 31,		2025		2024
Opening balance	$	25,851	$	38,741
Acquisition		4,281		—
Impairment		—		(12,890)
Closing balance	**$**	**30,132**	**$**	**25,851**

The Company completed an acquisition of 100% of the membership interests of Maple Media, LLC, and 100% of the capital stock of Nine Four Entertainment Inc, which resulted in a $4,281 thousand increase to goodwill (see Note 3).

The Company conducted its annual goodwill and intangible asset impairment evaluation for Sagafilm and determined that no triggering events or conditions indicated impairment as of December 31, 2025. Accordingly, no impairment was recorded.

In accordance with ASC 350-20, the Company performed its annual goodwill impairment test as of December 31, 2025, for its international subsidiary, 5th Planet Games A/S (5PG) and determined that no triggered events or conditions indicated impairment. Accordingly, no impairment was recorded. For the year ended December 31, 2024, a triggering event was identified due to a 41.4% decline in 5PG's publicly traded share price. 5PG is listed on the Oslo Stock Exchange under the ticker symbol '5PG'. The Company used a market approach to estimate the fair value of the reporting unit, using a share price of NOK 1.19, 268,379,000 shares outstanding, and an exchange rate of 0.088, resulting in a market capitalization of $28.1 million.

The carrying value of the reporting unit was approximately $40.94 million. The carrying value exceeded the estimated fair value of $28.1 million, and accordingly, the Company recorded a goodwill impairment charge of $12.89 million in the fourth quarter of 2024.

The Company considers the impairment recorded to be appropriate in light of broader declines in market capitalization across the European gaming sector. While the public markets have not yet reflected the expected value from upcoming IP-based game releases, the Company believes the long-term economic outlook of 5PG remains strong. Goodwill and long-lived assets will continue to be monitored for future indicators of impairment.

9. Intangible assets, net

Intangible assets, net consist of the following *(in thousands)*:

For the years ended December 31,		2025		2024
Cost				
Trademarks and Trade Names	$	1,872	$	710
Internally Developed Software		346		—
Acquired Apps		8,790		—
Subscriber Base		753		—
Title Library		1,589		1,435
Co-publishing Rights		340		340
Total intangible assets, cost	$	13,690	$	2,485
Accumulated amortization and adjustments				
Trademarks and trade names	$	(333)	$	(95)
Internally Developed Software		(45)		—
Acquired Apps		(1,151)		—
Subscriber Base		(690)		—
Title Library		(510)		(280)
Co-publishing Rights		(264)		(151)
Total intangible assets, accumulated amortization and adjustments	$	(2,993)	$	(526)
Intangible assets, net	$	10,697	$	1,959

The weighted-average remaining amortization period for intangible assets subject to amortization is 5.69 years as of December 31, 2025. The remaining periods by major intangible asset class are as follows:

Intangible Asset Class	Weighted-Average Remaining Amortization Period (Years)
Trademarks and tradenames	7.17
Titles library	5.52
Internally developed software	6.10
Acquired apps	6.10
Subscriber base	0.09
Co-publishing rights	0.68

Amortization expense related to intangible assets was $2,430 thousand and $642 thousand for the years ended December 31, 2025, and 2024, respectively.

Costs to renew or extend recognized intangible assets are capitalized and amortized over the renewal or extended term.

Total amortization expense for intangible assets with finite lives as of December 31, 2025, will be as follows for the years ending *(in thousands)*:

For the years ended December 31,		
2026	$	1,869
2027		1,719
2028		1,608
2029		1,527
2030		1,527
Thereafter		2,447
	$	10,697

10. Equity-method investments

Mega Cat Studios

In August 2022, the Company, through Bumbio LLC, entered into a multi-tranche investment and made the first tranche payment of $2,000 thousand for 1,666,667 shares, at $1.20 per share, in Mega Cat Studios Inc., a private video game development company. The investment in Mega Cat Studios provided the Company with additional game development resources. On April 18, 2025, the Company, through Bumbio LLC, sold 3,645,833 shares of Series A Preferred Stock in Mega Cat Studios back to Mega Cat Studios, which shares represented approximately 25% of Mega Cat Studios' issued and outstanding shares. As a result of the transaction, the Company's investment no longer qualified for the equity method of accounting treatment and has been reclassified to an investment measured at cost. As of December 31, 2025 and 2024, the Company, through Bumbio LLC, had 6.8% and 30.4% ownership in Mega Cat Studios, respectively.

Scenario 42

In November 2023, the Company, through Bumbio LLC, acquired a 49% ownership interest in Scenario 42 SAS (formerly known as 2.4.7. Max SAS), a French production company. The Company recognized a gain of $3 thousand for the year ended December 31, 2025, and $120 thousand loss for the year ended December 31, 2024, resulting from the portion of net losses attributable to its ownership interest.

11. Crypto Assets Held for Operations

Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Effective January 1, 2025, the Company adopted ASU 2023-08, which requires entities to measure crypto assets at fair value with changes recognized in the Consolidated Statement of Comprehensive Loss each reporting period. The Company's crypto assets are within the scope of ASU 2023-08 and the transition guidance requires a cumulative-effect adjustment as of the beginning of the current fiscal year for any difference between the carrying amount of the Company's crypto assets and fair value. As a result of the Company's early adoption of ASU 2023-08, the Company recorded a $750 thousand decrease to crypto assets and a $750 thousand increase to accumulated deficit on the Consolidated Balance Sheets as of the beginning of the fiscal year ended December 31, 2025.

The following table summarizes Crypto assets held for operations:

(in thousands)

	December 31, 2025			December 31, 2024		
	Units	Cost Basis	Fair Value	Units	Cost Basis	Fair Value
XPLA Tokens	3,000	$ 750	$ —	3,000	$ 750	$ 750
USDC	131	131	131	131	131	131
Total held of operations		$ 881	$ 131		$ 881	$ 881

The following table presents a roll-forward of total crypto assets for the year ended December 31, 2025, based on fair value model under ASU 2023-08:

(in thousands)	Fair Value
Balance as of December 31, 2024	$ 881
Cumulative effect of the adoption of ASU 2023-08	(750)
Balance as of January 1, 2025	131
Additions	—
Dispositions	—
Balance at December 31, 2025	$ 131

Prior to Adoption of ASU 2023-08, Accounting for and Disclosure of Crypto Assets

Prior to the adoption of ASU 2023-08, crypto assets were accounted for as indefinite-lived intangible assets and were initially measured in accordance with ASC 350 - *Intangible-Goodwill and Other*. Crypto assets were not amortized, but were assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived intangible asset is impaired. Whenever the exchange-traded price of crypto assets declined below its carrying value, the Company was required to determine if an impairment existed and to record an impairment equal to the amount by which the carrying value exceeded the fair value.

The carrying value of crypto assets was $881 thousand as of December 31, 2024, and there was no activity for the year ended 2024.

12. Investments, at Cost

Enterprise Software Company Investment

On May 5, 2022, the Company, through howyaknow, LLC, entered into a simple agreement for future equity (SAFE) with a privately held enterprise software company. The Company, through howyaknow, LLC, invested $50 thousand. On May 26, 2022, the SAFE was converted into 54,389 shares of Series Pre-Seed-1 Preferred Stock. On July 5, 2022, the Company, through howyaknow, LLC, invested an additional $50 thousand for 38,850 shares of Series Pre-Seed Preferred Stock. On December 18, 2023, the investments were transferred from howyaknow, LLC to Bumbio LLC.

Telltale Investment

On November 15, 2022, the Company, through Skybound, LLC, entered into a simple agreement for future equity (SAFE) with a privately held company that develops and publishes original and licensed IP games for interactive platforms. The Company, through Skybound, LLC, invested $2,000 thousand. On January 19, 2023, the SAFE was converted into 3,872,966 shares of Series A Preferred Stock.

Japanese Company Investment

In November 2022, the Company, through Skybound Japan K.K., invested $379 thousand to acquire 500 shares of common stock of a privately held Japanese distribution company for anime content.

Mega Cat

In August 2022, the Company, through its subsidiary Bumbio LLC, entered into a multi-tranche investment in Mega Cat Studios, a private video game development company. As of April 18, 2025, the Company, through Bumbio LLC, retains an ownership interest of approximately 6.8% in Mega Cat Studios (see Note 10).

13. Accrued liabilities

Accrued liabilities consist of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Accrued royalties and commissions	$ (8,162)	$ (9,158)
Accrued software development	(585)	(116)
Accrued compensation and related benefits	(1,126)	(977)
Accrued TV/film development	(1,055)	(2,429)
Accrued professional fees	(930)	(168)
Accrued price protections	(766)	(2,198)
Accrued co-financing liability	(17,400)	—
Accrued tax	(387)	(286)
Accrued other	(993)	(402)
Total accrued liabilities	$ (31,404)	$ (15,734)

The balance in "compensation and related benefits" includes accruals for employee vacation and paid time off earned but not yet taken, in accordance with ASC 710-10, *Compensation-General-Overall* (ASC 710).

14. Leases

As of December 31, 2025, the Company has three recorded operating leases: one corporate office and two production offices. Our existing leases have remaining lease terms ranging from three to five years. Lease payments are fixed and subject to contractual annual increases of 2%; there are no variable lease payment terms.

Information related to our operating leases is as follows *(in thousands)*:

For the years ended December 31,	2025	2024
Operating lease costs	$ 1,994	$ 1,601
Short term and other lease costs	63	22
Total lease costs	$ 2,057	$ 1,623

For the years ended December 31,	2025	2024
Weighted-average remaining lease term in years	3.8	4.8
Weighted-average discount rate, %	8.8	8.8

The contractual future annual maturities of the Company's operating lease liabilities as of December 31, 2025, including anticipated lease extensions, are as follows *(in thousands)*:

Future Minimum Lease Payments

2026	$	2,013
2027		850
2028		861
2029		382
2030		228
Thereafter		155
Total undiscounted future lease payments		**4,489**
Less: imputed interest		556
Less: current portion of lease liabilities		1,764
Long-term lease liabilities	$	**2,169**

Supplemental cash flow information for the fiscal years ended December 31, 2025, and 2024, related to leases is as follows *(in thousands)*:

For the years ended December 31,	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ (1,972)	$ (1,852)

15. Debt

On September 25, 2020, the Company entered into a credit agreement for a revolving line of credit which permitted borrowings up to $8,000 thousand. The rate of interest fluctuated based on an applicable margin plus the Prime Rate or LIBOR, as applicable. The interest rate could in no event be less than 3.75% per annum. No interest was charged on the unused balance. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, was subject to certain financial covenants, and was scheduled to expire on September 25, 2023. On August 3, 2023, the Company entered into an amended and restated credit agreement for a revolving line of credit which permits borrowings up to $10,000 thousand with an accordion feature that can extend the line of credit by another $10,000 thousand (subject to lender approval), which replaced the revolving line of credit described above. The rate of interest will fluctuate based on an applicable margin plus the Prime Rate. The interest rate shall in no event be less than 3.5% per annum. The interest rate as of December 31, 2025, and 2024 was 6.50% and 7.25%, respectively. No interest or commitment fees are charged on the unused balance. The lender may terminate unused commitments in the event of covenant violations or material adverse changes. The agreement is secured by substantially all of the Company's negotiable collateral and intellectual property collateral, is subject to certain financial covenants, and expires on August 3, 2026. The collateral securing the agreement includes all of the Company's and its direct and indirect wholly-owned subsidiaries' personal property, tangible property and intangible property (including, but not limited to, intellectual property), whether now owned, presently existing or later acquired or created. The outstanding balance on the line was $10,000 thousand and $6,500 thousand as of December 31, 2025, and 2024, respectively. As of December 31, 2025, the Company was in compliance with the restrictive covenants under its revolving credit agreement. In accordance with ASC 470, *Debt* (ASC 470) the outstanding balance of $10,000 thousand under the revolving line of credit is classified as a current liability.

Future Maturities of Long-Term Borrowings:

(in thousands)

Year		Amount
2026*	$	10,000
2027		—
2028		—
Thereafter	$	—

* Represents the maturity of the Company's amended and restated revolving line of credit with East West Bank

As of December 31, 2025, unamortized debt issuance costs related to the Company's revolving credit facility and backstop arrangements totaled $28 thousand. These costs are presented as a direct deduction from the carrying amount of the related debt. As of December 31, 2025, the gross principal amount of the credit facility was $10,000 thousand, and the net carrying amount after issuance costs was $9,972 thousand. Loan fees are being amortized using the straight-line method, which approximates the effective interest rate method, over the term of the Loan. Amortization of loan fees is included in interest expense. Interest expense was $665 thousand and $225 thousand for the years ended December 31, 2025, and December 31, 2024, respectively.

On June 12, 2023, the Company issued a SAFE in the amount of $3,000 thousand, which SAFE will automatically convert into preferred units of the Company upon the occurrence of a bona fide equity financing in which the Company issues and sells preferred units. The SAFE carries a post-money valuation cap of $500 million, which is adjusted to 90% of its original value, amounting to $450 million. This valuation cap is then increased by the investment amount, resulting in a total post-money valuation cap of $453 million.

If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing, then the SAFE investor will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the SAFE.

The Company has determined that the SAFE meets the definition of a derivative instrument under ASC 815-10 due to its settlement features. The instrument does not qualify for equity classification under ASC 815-40 due to the potential for variable settlement that is not solely indexed to the Company's equity. The Company recorded the SAFE at an initial fair value of $3,000 thousand on June 12, 2023. As of December 31, 2024, the fair value of the SAFE was $4,565 thousand.

On April 9, 2024, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the sale of Crowd SAFE (Simple Agreement for Future Equity) securities (the "CF Offering") through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Company offered a minimum amount of $50 thousand and up to a maximum amount of $5,000 thousand. At the launch of the CF Offering, the minimum individual purchase amount was $5 thousand, and the maximum individual purchase amount was $5,000 thousand. On April 11, 2024, the Company filed a Form C/A to, among other things, reduce the minimum individual purchase amount to $100. The CF Offering closed on April 29, 2024. The Company issued $701 thousand of Crowd SAFE securities and, after paying $41 thousand cash commission and $40 thousand in other issuance costs, received net cash proceeds of $620 thousand. If a liquidity event, such as a change of control or IPO, or a dissolution event occurs prior to any such bona fide equity financing or the conversion of the Crowd SAFEs, then the Crowd SAFE investors will be entitled to receive a portion of the proceeds payable in connection with such liquidity event or dissolution event, as the case may be, in accordance with the terms of the Crowd SAFE.

The Crowd SAFEs are substantively similar in structure to the 2023 SAFE and are classified as derivative liabilities under ASC 815-10. SAFE instruments are categorized as Level 3 financial liabilities under the fair value hierarchy, due to the use of unobservable inputs in their valuation. As of December 31, 2025, the combined fair value of the Company's SAFE and Crowd SAFE instruments is $5,008 thousand compared to $4,565 thousand as of December 31, 2024, which included a total change in fair value of the SAFE of $443 thousand recognized during 2025 (see Note 17).

16. Backstop arrangement

On September 25, 2020, the Company entered into an agreement with one of its members to advance up to $5,000 thousand to East West Bank, the lender on the Company's revolving line of credit (Original Backstop Note). The Backstop Note accrued interest at 7% per annum and, unless converted to equity, would be due at the six-month anniversary of the line of credit or March 25, 2024. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the Backstop Note. Any borrowings and any unpaid interest on the Backstop Note were able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement was secured by substantially all the Company's negotiable collateral and intellectual property collateral, which was subordinated to the rights of East West Bank in the same collateral.

In addition to the convertible note and as part of the backstop arrangement, the Company issued 8,620 warrants to purchase Common Units in the Company for an exercise price of $0.28. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $97,331, as determined using a market approach valuation.

The deferred issuance cost will be amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

The backstop arrangement was terminated upon the amended and restated credit agreement with East West Bank.

On November 18, 2024, the Company entered into a new agreement with one of its members to advance up to $5,000 thousand to East West Bank (New Backstop Note) on substantially the same terms and conditions as the Original Backstop Note. The New Backstop Note accrues interest at 7% per annum and, unless converted to equity, will be due at the six-month anniversary of the line of credit or February 3, 2027. The advances would be in effect if the Company was unable to repay its line of credit with East West Bank as lender and the lender calls for borrowings under the New Backstop Note. Any borrowings and any unpaid interest on the New Backstop Note are able to be converted into an equivalent amount of the Company's equity at 80% of the then-current Series A Preferred Unit price. The agreement is secured by substantially all the Company's negotiable collateral and intellectual property collateral, which is subordinated to the rights of East West Bank in the same collateral.

In addition to the New Backstop Note and as part of the backstop arrangement, the Company issued 6,889 warrants to purchase Common Units in the Company for an aggregate exercise price of $10. The Company recorded the fair value of the warrant issued to the member as a deferred issuance cost associated on the date when the warrant was granted. The fair value of the warrants was $482 thousand, as determined using a market approach valuation. The outstanding principal and accrued but unpaid interest, if any, under the New Backstop Note is convertible into Company equity at the noteholder's election as follows: (i) at any time the Company consummates an equity financing; or (ii) at any time following the maturity date of the note.

The deferred issuance cost is amortized on a straight-line basis over the stated term of the line of credit, i.e., the access period.

17. Fair value measurement

The Company did not transfer any instruments between fair value levels during the year. The Company did not have any other derivative instruments or hedging activities during the reporting period.

SAFE Instrument

The fair value of the SAFE and Crowd SAFEs was determined using a probability-weighted expected return method (PWERM) under a hybrid income and market approach, which incorporated multiple potential exit scenarios, including an IPO, acquisition, and a continued private holding.

Key assumptions as of December 31, 2025

(*in thousands*)

Liability	Fair Value	Valuation Technique	Unobservable inputs	Input or Input Range	Weighted Average
SAFE	$ 5,008	Probability-weighted expected return method	Cost of equity	13%	
			Expected term	0 - 3.8 yrs	2.1 yrs
			Probability of exit scenario	5% - 35%	
			Expected equity values	$304,000 to $1,438,766	$ 992,500

The enterprise value weighted average was determined by assigning expected equity values under each exit scenario, weighting them based on probability and their present value contribution to the total modeled fair value. Inputs were benchmarked and calibrated to recent transactions, including the Company's 2025 CF offering.

The fair value measurement is sensitive to changes in unobservable inputs. Significant increases or decreases in any of these inputs may result in significantly higher or lower fair value measurements. These inputs are inherently subjective and based on management's best estimates of future outcomes. Actual results may differ materially.

The discount for lack of marketability was derived from empirical studies (e.g., Finnerty and Stout), reflecting a 20% reduction in value for non-transferability and lack of liquidity prior to a conversion event. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

Contingent Earnouts In Connection with Maple Media Acquisition

The fair value of the contingent earnout consideration was estimated using a Monte Carlo simulation model under an income approach, which incorporates a probability-weighted distribution of potential outcomes based on the achievement of specified performance targets. The valuation applies a risk-neutral framework, whereby performance risk is reflected in the simulated outcomes, and the resulting expected payments are discounted to present value using a rate that captures the time value of money and counterparty credit risk.

Key assumptions as of December 31, 2025

(*in thousands*)

Liability	Fair Value	Valuation Technique	Unobservable inputs	Input or Input Range	Weighted Average
Contingent earnouts	$ 3,562	Monte-Carlo method	EBITDA Volatility	10% - 20%	
			Credit Spread	0 - 2%	
			EBITDA Discount rate	20% - 30%	
			EBITDA Projections	$3,626 to $4,438	$ 4,046

The estimated fair value reflects probability-weighted outcomes across a range of simulated performance scenarios, with the resulting expected payouts contributing to the overall valuation based on their relative likelihood and present value. Key assumptions were developed based on management's forecasts and calibrated using observable market data, where available.

The fair value measurement is sensitive to changes in unobservable inputs, and significant increases or decreases in these assumptions may result in materially different valuations. These inputs are inherently subjective and involve significant judgment regarding future performance and market conditions. Accordingly, actual results may differ materially from those estimates. The valuation was developed with the assistance of a third-party valuation specialist and reviewed by Company management.

The SAFE and Crowd SAFE instruments and the contingent earnouts are measured at fair value on a recurring basis at each reporting period. The following tables summarize the changes in fair value for the year ended December 31, 2025 and 2024:

(*in thousands*)

	SAFE	Contingent Earnouts	Total
Balance as of January 1, 2024	$3,000	$ —	$3,000
Change in fair value	945	—	945
CF Raise	701	—	701
CF Raise issuance costs	(81)	—	(81)
Balance as of December 31, 2024	$ 4,565	$ —	$ 4,565
Change in fair value	443	—	443
Initial recognition of contingent earnouts	—	4,097	4,097
Settlement	—	(535)	(535)
Balance as of December 31, 2025	$ 5,008	$ 3,562	$ 8,570

Crypto Assets (XPLA Tokens)

The Company's investment in XPLA tokens is classified as a Level 3 financial asset within the fair value hierarchy due to the absence of an active or observable market and the lack of reliable market-based pricing inputs. The fair value measurement is primarily driven by qualitative factors, including the existence of a market for the token, liquidity conditions, and the Company's ability to realize value through a transaction.

As of the measurement date, there is no active market or observable transaction activity for XPLA, and no readily determinable pricing inputs are available. Accordingly, the Company has estimated the fair value based on a binary assessment of realizability, which incorporates significant unobservable inputs and judgment regarding market accessibility and liquidity. Due to these conditions, the estimated fair value is zero.

Reasonably possible changes in the underlying assumptions are not expected to result in a material change to the estimated fair value.

There were no changes in the valuation techniques used to determine the fair value of Level 3 instruments during the years ended December 31, 2025, and 2024.

18. Equity

The Company is authorized to issue multiple classes of equity, including Common Units, Series A Preferred Units, Series B Preferred Units, and Incentive Plan Units (collectively, "Units"). All Units are classified as equity interests and are not subject to mandatory redemption provisions.

As of December 31, 2025, the following equity interests were issued and outstanding:

Class of Units	Units Issued and Outstanding
Common Units	4,264,929
Series A Preferred Units	401,020
Series B Preferred Units	356,540
Incentive Plan Units	8,583

Preferred Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	766,685	766,685
Issuance	—	—
Redemption	—	—
Vesting of warrants	—	—
At the end of the year	766,685	766,685

Series A Units: During 2019 and 2020, the Company issued a total of 401,020 Series A Preferred Units at a value of $57.97 per unit, resulting in an aggregate liquidation preference of approximately $23.0 million. The Series A Preferred Units carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference. The total return on Series A Preferred Units is capped at 2x the original issue price. Holders of Series A Preferred Units also have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series A Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least two-thirds of the Series A Preferred Units or (ii) an initial public offering by the Company. The Series A Preferred Units and the Series B Preferred Units, voting together as a single class, carry certain protective voting rights for significant transactions or actions, including, but not limited to, approvals required for any merger, consolidation or majority sale of the Company, changes to the Company's primary line of business, authorization or creation of any new class or series of securities having rights, preferences or privileges senior to the Series A Preferred Units or the Series B Preferred Units, incurrence of debt exceeding 25% of the Company's most recent trailing twelve months' revenue (on a consolidated basis), equity redemptions, and distributions on any equity interests. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Series B Units: During 2021 and 2022, the Company issued a total of 356,540 Series B Preferred Units at a value of $58.06 per unit, resulting in an aggregate liquidation preference of approximately $20.7 million. The Series B Preferred Units have similar liquidation, dividend, and conversion to the Series A Preferred Units. In addition to the above-described protective voting rights that the Series B Preferred Units have with the Series A Preferred Units, voting together a single class, the Series B Preferred Units also have additional protective voting rights, including, but not limited to, any amendment or waiver of any of the rights of the Series B Preferred Units, issuance of additional Series B Preferred Units, and any deemed liquidation event of the Company with an implied enterprise value of less than $600 million. Similar to the Series A Preferred Units, the Series B Preferred Units also carry a 1x liquidation preference over Common Units based on their original issue price and thereafter participate pro rata with all Units up to an amount equal to their 1x liquidation preference, with a 2x total return cap. Holders of Series B Preferred Units have the right to participate in any non-liquidating distributions on a pro-rata basis and may convert into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. The Series B Preferred Units are subject to mandatory conversion to Common Units at the then-applicable conversion rate upon (i) the written consent of the holders of at least a majority of the Series B Preferred Units or (ii) an initial public offering by the Company. There are no call provisions, no sinking fund requirements, and no cumulative dividends in arrears as of December 31, 2025.

Conversion Features of Preferred Units: The Company's Series A Preferred Units and Series B Preferred Units are convertible into Common Units at a conversion rate which is currently equal to one-for-one, subject to anti-dilution adjustments. A holder of Series A Preferred Units or Series B Preferred Units may elect to convert to Common Units at any time and are subject to mandatory conversion upon the occurrence of specific events, including (i) a qualified initial public offering or (ii) the written consent of the requisite holders of the respective series. No conversions occurred during the year ended December 31, 2025. The conversion rate is based on the original issue price divided by the applicable conversion price and is subject to adjustment for standard anti-dilution provisions in the event of equity splits or combinations, reorganizations or reclassifications, or dilutive issuances. No changes in circumstances occurred during the year ended December 31, 2025, that would adjust the conversion rate or trigger the mandatory conversion, and no holder of Preferred Units elected to convert to Common Units during the period.

Earnings Per Unit Considerations: The potential Common Units issuable upon conversion of the Series A Preferred Units and Series B Preferred Units are not included in the calculation of diluted earnings per unit for the year ended December 31, 2025, because the mandatory conversion contingencies had not been met and no voluntary conversion election has been made as of the reporting date. In accordance with ASC 260, *Earnings per Share* (ASC 260) these units are excluded from diluted EPS unless and until the conversion becomes probable or the contingent event occurs.

Common Units activity during the reporting periods was as follows:

For the years ended December 31,	2025	2024
At the beginning of the year	4,459,916	4,451,530
Regulation A	(178,435)	—
SEEDRS raise	—	2,170
Acquisition of noncontrolling interest	—	—
CF Raise	7,382	—
Common warrants issued	57,283	6,939
Redemption	—	(1,083)
Exercise of incentive interest options	208	360
At the end of the year	4,346,354	4,459,916

Common Units: Common Units were granted to the founding members of the Company. Common Units have also been issued, and the Company anticipates that it will in the future issue Common Units, in connection with certain strategic transactions and initiatives, including, but not limited to, the Offering, other capital raising activities and acquisition opportunities. Once the liquidation preference of the Preferred Units has been met, Common Units will receive distribution pro-rata with all Units according to the number of Units held, subject to the total return cap applicable to the Series A Preferred Units and Series B Preferred Units. During the year ended December 31, 2025, the Company issued 7,382 Common Units. The Company redeemed 0 and 1,083 Common Units in 2025 and 2024, respectively. There are no call provisions, sinking fund requirements, or conversion rights associated with Common Units. Holders of Common Units have voting rights on all matters submitted to the members in accordance with their ownership interests, unless otherwise specified in the Company's operating agreement. All unit redemptions during 2024 were conducted at values consistent with the most recent independent valuation or recent transaction prices. There were no repurchases at amounts that significantly exceeded estimated fair value. Accordingly, no portion of the redemption payments has been allocated to non-equity elements. In accordance with ASC 505-30, *Equity-Treasury Stock* (ASC 505) and ASC 505-30-45-2, the redemption amounts were accounted for as a reduction to members' equity, with no portion reclassified as a dividend or compensation expense. All redemptions resulted in the full cancellation and retirement of the respective units.

As of December 31, 2025 the Company has 30,000 Common Units reserved in connection with the Maple Media, LLC acquisition (see Note 3).

Incentive Plan Units: Incentive Plan Units are comparable to Common Units in terms of value and rights. However, unlike Common Units, Incentive Plan Units do not carry voting privileges and do not grant the holder the right to obtain information about the Company and its subsidiaries or inspect their financial records. For the fiscal years concluding on December 31, 2025, and 2024 the Company reported that Incentive Plan Units were exercised in the amounts of 208 and 360 units, respectively. The Incentive Plan Units are subject to standard anti-dilution adjustments, and do not contain any provisions for contingent repricing or conversion terms outside of the standard equity incentive plan terms.

Warrants: In connection with the issuance of Preferred Units with one of its members, in December 2019, the Company issued 9,125 warrants to purchase Series A Preferred Units. The warrants have an exercise price per Unit of $109.55 and an aggregate purchase price of $1,000 thousand. The warrants vest over four years in the following manner: 2,300 units at December 13, 2020; 2,260 units at December 13, 2021; 2,265 units at December 13, 2022; and 2,300 units at December 13, 2023. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The grant date fair value of the outstanding warrants was $8 thousand, recorded in members' equity upon issuance as the warrants will be settled with Series A Preferred Units.

In September 2020, the Company issued 8,620 warrants to purchase Common Units. The warrants have an exercise price per Unit of $0.28 and an aggregate exercise price of $2 thousand. In November 2024, the Company issued 6,889 warrants to purchase Common Units, with an aggregate exercise price of $10, and 50 warrants to purchase Common Units, with an exercise price per Unit of $0.01. During the year ended December 31, 2025, the Company issued 57,283 warrants to purchase Common Units, with an exercise price per Unit of $58.06.

The warrants issued in 2024 were fully vested on their respective grant dates, and the warrants issued in 2025 were 50% vested on the grant date and the remaining 50% may vest one year following the grant date. The fair value of the warrants was estimated at the issuance date using a market approach valuation. The aggregate grant date fair value of the outstanding warrants was $350, which was recorded in members' equity upon issuance as the warrants will be settled with Common Units.

Change to $3,046 thousand and $486 thousand of warrants vested during the years ended December 31, 2025 and 2024, respectively. There were no changes to the exercise price of any outstanding warrants during the reporting periods other than those resulting from standard anti-dilution provisions.

The warrants are subject to customary anti-dilution provisions and do not confer voting or governance rights prior to exercise.

The Company evaluated the warrants and concluded that they are indexed to the Company's own equity and qualify for equity classification. The warrants are exercisable for a fixed number of units at a fixed price, are settled exclusively in equity, and do not contain provisions requiring or permitting cash settlement. In addition, events that could trigger settlement, including liquidation events, are subject to the Company's governance approvals and therefore remain within the Company's control. Accordingly, the warrants were recorded in equity at their fair value at issuance and are not subject to subsequent remeasurement.

Units split: On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit, and Incentive Plan Units held. All Units and related amounts have been retroactively restated for all periods presented.

Conversion Price Adjustments: The Company's Preferred Units, Incentive Units, and warrants contain standard weighted-average anti-dilution provisions. There are no provisions that allow for discretionary or contingent repricing or conversion outside of standard anti-dilution mechanisms. The Company did not recognize any down-round features triggered during the reporting periods, and therefore no disclosures were required under ASC 260-10-25-1 or ASC 505-10-50-3A.

The Company's Series A Preferred Units and Series B Preferred Units contain discretionary conversion features and contingent conversion features that may be triggered upon an initial public offering or, in the case of Series A Preferred Units, with the written consent of holders of at least two-thirds of the Series A Preferred Units, and for Series B Preferred Units, with the written consent of holders of a majority of Series B Preferred Units. No events or changes in circumstances occurred during the years ended December 31, 2025, or 2024 that would cause the conversion contingencies to be met. The Company did not declare any dividends or make any distributions on its Preferred Units or Common Units for the years ended December 31, 2025, or 2024.

Regulation A Offering: On December 5, 2022, the Company filed a Tier 2 Offering Statement pursuant to Regulation A under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of its Common Units. On June 10, 2023, the Company closed on the sale of 178,435 Common Units at $100 per Unit, for $17,844 thousand in connection with its Regulation A offering. The sale of these Units was subject to the terms and conditions of the offering circular, including certain escrow requirements. The Company raised $17,844 thousand. The Company paid $1,624 thousand in commissions, fees and expenses related to the sales and realized net proceeds of $16,220 thousand.

Effective July 31, 2025, the Company and the requisite Members adopted an Eighth Amendment (the "Eighth Amendment") to the Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended, to, among other things, establish an unprotected series under Section 18-215(a) of the Delaware Limited Liability Company Act under the name Skybound Holdings LLC – Regulation A Series. All investors who purchased Common Units through the Company's Regulation A offering had their ownership interests moved into this Regulation A Series. The Regulation A Series is governed by a separate Series Operating Agreement that supplements the Company's Operating Agreement. The foregoing description of the Eighth Amendment is qualified in its entirety by reference to the copy of the Eight Amendment (including the Series Operating Agreement) filed as Exhibit 2.10 to this report and incorporated herein by reference.

Seedrs Offering: On February 23, 2024, the Company closed on the sale of 2,170 Common Units, at a price of £77.22 per Unit, for £168 thousand in connection with a crowdfunding campaign conducted by Seedrs Limited. The Company paid £22 thousand in commissions, fees and expenses related to the sales and realized net proceeds of £146 thousand.

SAFE and Crowd SAFE: As of December 31, 2025, the Company has issued SAFE and Crowd SAFE instruments totaling $5,008 thousand. These instruments are not included in members' equity and are classified as liabilities (see Note 15).

Non-Controlling Interest Holders: In January 2024, 5th Planet Games recorded the exercise of 300 warrants. The exercise resulted in an increase in equity attributable to non-controlling interests.

Regulation CF Offering: On March 5, 2025, the Company filed a Form C pursuant to Regulation CF under the Securities Act in connection with the offering of a minimum amount of $9.998 thousand and up to a maximum amount of $4,312.85 thousand of its Common Units at a purchase price of $105 per Common Unit (the "2025 CF Offering"). The 2025 CF Offering was conducted through DealMaker Securities LLC (the "CF Intermediary"). The Company achieved its target offering amount of $9.998 thousand prior to the offering deadline of April 30, 2025. The minimum individual purchase amount was $525 (excluding investor processing fees) for the initial 35 calendar days of the 2025 CF Offering and is $1,050 (excluding investor processing fees) for the remainder of the 2025 CF Offering, and the maximum individual purchase amount is $4,312.85 thousand (including investor processing fees). On January 15, 2025, in anticipation of the 2025 CF Offering, the Company formed Skybound Holdings CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act. Investments in the 2025 CF Offering are made through Skybound Holdings CF Investors SPV, LLC, as a co-issuer in the 2025 CF Offering. As compensation for the services provided by the CF Intermediary, the Company is required to pay to the CF Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Common Units sold in the 2025 CF Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $30 thousand setup fee and $12 thousand monthly fee for the use of the platform and marketing services payable to the CF Intermediary and its affiliates. The Company closed investments under the 2025 CF Offering totaling $672 thousand including investor processing fees.

Operating Agreement Provisions: As provided in the Company's Sixth Amended and Restated Limited Liability Operating Agreement of the Company, as amended (the "Operating Agreement") and in accordance with the Delaware Limited Liability Company Act, the Members are not personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, except as required by applicable law. Upon dissolution, Members are entitled to receive a distribution of liquidation proceeds solely from the Company's remaining assets in the order of priority set forth in the Operating Agreement, and no Member is obligated to contribute additional capital or restore any deficit in their capital account. The Operating Agreement further provides that the Company will indemnify Members, Managers, and their respective affiliates to the fullest extent permitted under applicable law for liabilities arising out of the business or operations of the Company (excluding liabilities to any Member), other than liabilities resulting from fraud, willful misconduct, or bad faith. The Company is the indemnitor of first resort and may maintain insurance coverage to support such indemnification obligations.

19. Equity-based compensation

The Company maintains a 2019 Equity Incentive Plan (as amended and restated as of December 1, 2022, the "Plan"), under which it may grant awards, including "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986, as amended) and other options to purchase Incentive Plan Units (i.e., non-qualified stock options), to employees, directors, and consultants, which award grants are convertible into Incentive Plan Units. The Plan is administered by David Alpert and Jon Goldman, acting together and in their capacities as appointed officers of the Company, which have the authority to determine award types, terms, and vesting conditions. Incentive Plan Units are substantially equivalent to Common Units, except Incentive Plan Units are non-voting Units and do not have rights to receive information pertaining to the Company and its subsidiaries and access to their respective books and records.

The Company has reserved 496,500 Incentive Plan Units for issuance under the Plan. During the twelve-month period ended December 31, 2025, the Company entered into agreements to issue 74,066 options under the Plan, During the same period, 208 options outstanding under the Plan were exercised. The maximum contractual term for these awards is 10 years.

The Plan authorizes the use of both incentive stock options and non-qualified stock options. The incentive interests are subject to vesting over time or based on the Company's financial performance. ASC 718, requires that all share-based payments to employees and board members be recognized in the consolidated statements of comprehensive loss over their service period based on the grant date fair value of incentive interests. The requisite service period is generally the period over which Unit-based awards vest, which may vary depending on the specific terms of each grant. As of December 31, 2025, 89,124 Incentive Plan Units were available for grant under the Plan.

Valuation of Awards

The Company estimates the fair value of option awards on the date of grant using the Black-Scholes option-pricing model. This model requires the input of subjective assumptions including the expected term of the award, expected volatility, risk-free rate of return, dividend yield and the current unit price of the underlying equity. Because the Company is a private entity, expected volatility was based on the historical volatilities of publicly traded peer companies. The expected term was calculated using the simplified method (midpoint between vesting and contractual expiration), as allowed under ASC 718 for nonpublic entities.

The Company has elected to apply the practical expedient under ASC 718-10-30-20F and 718-10-30-20G, which permits nonpublic entities to determine the current price of their underlying equity using a reasonable valuation performed in accordance with Section 409A of the Internal Revenue Code. The current unit price used in the option valuation was based on the most recent independent third-party 409A valuation report.

Key assumptions used in determining the fair value of options granted during the year ended December 31, 2025 were as follows:

Assumptions for Equity-Based Compensation	2025	2024
Risk-free interest rate	3.79% - 4.23%	4.1% - 4.5%
Expected life (in years)	5.0 - 7.61	5.43 - 7.98
Dividend yield	—	—
Expected volatility	220.9% - 310.7%	59% - 206%

The Company recorded the total equity-based compensation expense as follows *(in thousands)*:

For the years ended December 31,	2025	2024
Research and development	$ 1,107	$ 464
Sales and marketing	608	484
General and administrative	2,194	842
Total	$ 3,909	$ 1,790

As of December 31, 2025, the unamortized expense related to outstanding equity-based compensation was $5,814 thousand, with a weighted average remaining recognition period of approximately 1.93 years. No restricted units vested during the period.

No compensation cost related to Unit-based payment arrangements was capitalized as part of the cost of an asset during the years ended December 31, 2025, and 2024.

The following is a roll forward of the outstanding options:

(in thousands except per unit data)

Options outstanding	Number of Units	Weighted - Average exercise price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic value
Outstanding at December 31, 2023	265,185	$ 29.03		
Granted	130,355	63.44		
Exercised	(1,080)	29.03		
Expired / forfeited	(54,838)	29.03		
Outstanding at December 31, 2024	339,622	$ 29.03		
Granted	74,066	69.90		
Exercised	(208)	43.01		
Expired / forfeited	(38,542)	30.13		
Outstanding at December 31, 2025	374,938	$ 48.01	7.4	$ 6,434
Vested and expected to vest as of December 31, 2025	318,641	$ 50.54	8.1	4,669
Exercisable as December 31, 2025	169,117	$ 42.39	7.4	$ 6,202

Weighted-Average Grant-Date Fair Value

The weighted-average grant-date fair value of options granted was estimated using the Black-Scholes option pricing model, based on assumptions including expected volatility, expected term, risk-free interest rate, and dividend yield as disclosed above.

Intrinsic Value of Options Exercised

The intrinsic value of options exercised is calculated as the difference between the fair market value of the underlying units at the time of exercise and the exercise price.

Fair Value of Options Vested

The fair value of options vested represents the portion of previously granted awards for which vesting occurred during the period.

Current Unit Price

On each grant date, the fair value of the Company's Common Units was determined using market-based valuation techniques that were produced through a 409A valuation. Specifically, we considered the public market sales price as a relevant indicator of fair value. The fair value of the Company's Common Units was determined in accordance with applicable elements of the practice aid issued by the American Institute of Certified Public Accountants, Valuation of Privately Held Company Equity Securities Issued as Compensation.

Expected Volatility

The Company estimates expected volatility based on historical volatility data of comparable companies.

Expected Term

The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on an average between the contractual and vesting terms of the awards.

Risk-Free Rate

The risk-free rate assumed in valuing the options is based on the United States Treasury yield curve in effect at the time of grant for the expected term of the option.

Dividend Yield

The Company currently has no history or expectation of paying cash dividends on its units.

Forfeiture Rate

The Company recognizes forfeitures as they occur.

Changes in these assumptions can materially affect the fair value of the options.

During the year ended December 31, 2025, $14 thousand was received from the exercise of options. No income tax benefits were recognized from these exercises. The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025. Upon exercise of stock options, the Company issues Incentive Plan Units from its authorized but unissued equity pool under the 2019 Equity Incentive Plan. The Company does not currently use treasury units to settle option exercises.

Settlement Method

All options are settled in Incentive Plan Units upon exercise. There are no provisions for cash settlement of awards granted under the Plan.

The Company did not use any cash to settle equity instruments granted under equity-based payment arrangements during the year ended December 31, 2025.

Award Modifications

There were no modifications to outstanding equity awards during the year ended December 31, 2025, or 2024.

During the years ended December 31, 2025, and 2024, $14 thousand and $0 was received from the exercise of options, respectively. All exercises during the year ended December 31, 2024 were settled through cashless transactions. The total intrinsic value of options exercised for the years ended December 2025, and 2024, was $0 and $44 thousand, respectively. The total fair value of Units vested during the years ended December 31, 2025, and 2024, was $3,638 thousand and $1,284 thousand, respectively.

20. Related party transactions

The Company is a guarantor on a mortgage loan for B&C. The loan balance as of December 31, 2025, and 2024 amounted to $17,378 thousand and $17,984 thousand, respectively. As of December 31, 2025, B&C had a right-of-use asset balance of $1,072 thousand. The note is secured by a building owned by B&C and leased to the Company. The Company may be required to perform under the note should B&C default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and B&C are following any covenants and restrictions related to the loan in B&C.

The Company leases a building under an operating lease agreement from B&C. The Company currently makes monthly payments until December 31, 2026. The monthly lease payments for 2025 and 2024 were $96 thousand and $94 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. There was no rent or operating payable to B&C as of December 31, 2025, and 2024, respectively.

The Company incurs expenses to make building improvements which are reimbursed by B&C. As of December 31, 2025, and 2024, B&C had a balance due of $486 thousand in both years for building improvements recorded in Due from Related Parties on the consolidated balance sheets.

In July 2021, the Company became a guarantor on a mortgage loan for Spicy. The loan balance as of December 31, 2025, and 2024, amounted to $8,431 thousand and $8,626 thousand, respectively. As of December 31, 2025, Spicy had a right-of-use asset balance of $1,657 thousand. The note is secured by a building owned by Spicy and leased to the Company. The Company may be required to perform under the note should Spicy default on its obligations. Management does not anticipate any requirement to pay in the near future. Management believes the Company and Spicy are following any covenants and restrictions related to the loan in Spicy.

The Company leases a building under an operating lease agreement from Spicy. The Company currently makes monthly payments until December 31, 2029. The monthly lease payments for 2025 and 2024 were $50 thousand and $49 thousand, respectively. The agreement provides for annual increases of 2% of base rent in the immediately preceding year. Rent and operating expenses due Spicy totaled $0 thousand and $91 thousand as of December 31, 2025, and 2024, respectively.

The Company incurs expenses to make building improvements which are reimbursed by Spicy. For both years ending December 31, 2025, and 2024 Spicy owed the Company $0 for building improvements.

The Company has a royalty agreement with one of its members for 15% on sales of comics, and sales at conventions and merchandise sold, 30% on local licensing and 70% on international comic licensing. Total royalty expense to related parties of $3,183 thousand and $5,443 thousand was incurred for the years ended December 31, 2025, and 2024, respectively. Accrued royalties and commissions to the related party were $2,174 thousand and $2,036 thousand as of December 31, 2025, and December 31, 2024, respectively.

The Company paid management service fees of $251 thousand and $200 thousand for the years ended December 31, 2025, and 2024, respectively, to Tower 26 VC, LLC (f/s/o Jon Goldman) and D.D. Tuercas Trading Company, Inc. (f/s/o David Alpert).

The Company entered into a loan agreement with its employee, Ian Howe, in July 2021, in the principal amount of $300 thousand, which is payable by Mr. Howe on demand by the Company. On March 6, 2025, Skybound Games UK Limited (an indirect wholly owned subsidiary of the Company) entered into a settlement agreement with Ian Howe pursuant to which Mr. Howe's employment with Skybound Games UK Limited was terminated effective as of February 7, 2025. The Company's loan agreement remains in effect in accordance with its terms (as amended from time to time). The Company calculates interest rate at 2.05% per annum. The loan is due and payable on demand of the Company. The Company earned interest income in the amount of $6 thousand and $5 thousand for the years ended December 31, 2025, and 2024, respectively.

In November 2022, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $500 thousand and secured by a pledge of 5,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. The Company calculates interest rate at 3.92% per annum. The maturity date of the loans is November 2032. The Company earned interest income in the amount of $66 thousand and $63 thousand for the years ended December 31, 2025, and 2024, respectively.

In August 2023, the Company entered into a loan agreement with each of David Alpert, Jon Goldman and Robert Kirkman, with each loan in the principal amount of $1,961 thousand and secured by a pledge of 20,000 Common Units held by each of the Peanut & Pookie Family Trust, the Goldman/Gross Family Trust and the Kirkman Family 2014 Trust. In August 2023, the Company also entered into a loan agreement with Daniel Murray, in the principal amount of $654 thousand and secured by a pledge of 5,500 Common Units held by Mr. Murray. The Company calculates interest rate at 4.03% per annum. The maturity date of the loans is August 2033. The Company earned interest income in the amount of $283 thousand and $246 thousand for the years ended December 31, 2025 and 2024, respectively.

In December 2023, the Company, through Bumbio LLC, entered into a loan and security agreement with Scenario 42 SAS, a French production company in which the Company, through Bumbio LLC, owns a 49% interest, with the loan in the principal amount of €150 thousand. The Company calculates interest at 9.5% per annum.

On April 18, 2025, the Company, through Bumbio LLC, sold approximately 3,646 thousand shares of Series A Preferred Stock in Mega Cat Studios Inc., a private video game development company, to Mega Cat Studios Inc., which shares represented approximately 25% of Mega Cat Studios Inc.'s issued and outstanding shares. In consideration for the sale of those shares to Mega Cat, Mega Cat issued a secured promissory note to Bumbio LLC, in the principal amount of $1,512 thousand which secured promissory note is payable over 18 months in equal installments of $84 thousand plus accrued and unpaid interest.

In connection with equity financing transactions by the Company from time to time, each of David Alpert (through the Peanut & Pookie Family Trust), Robert Kirkman (through the Kirkman Family 2014 Trust) and Jon Goldman (through the Goldman/Gross Family Trust) enter into redemption agreements with the Company pursuant to which the Company redeems an aggregate amount of Common Units equal to up to 12.5% of the aggregate amount raised in the applicable equity financing transaction.

One or all of Robert Kirkman, David Alpert, Richard Jacobs (an employee of Skybound, LLC), and potentially other employees of the Company or its subsidiaries serve as executive producers or producers for television or film projects and, accordingly, may receive fees or other compensation for such services. The Company expects the fees payable to such executive producers or producers to, in the aggregate, not exceed 20% of the production fees received by the Company for each such project. David Alpert is a partner at Circle of Confusion, a talent management company. Talent that may partner with the Company on projects may also be represented by Circle of Confusion. Robert Kirkman is represented as an artist by Circle of Confusion. The Company received revenues of $60 thousand and $60 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company also paid royalty expenses due to related parties in the amount of $3,078 thousand and $4,149 thousand for the years ended December 31, 2025, and 2024, respectively.

The Company received revenues of $42 thousand and $201 thousand from Com2uS Corp. for the years ended December 31, 2025, and 2024, respectively. Com2uS Corp. holds equity membership interests in the Company and has the right to appoint one (1) Manager to the Company's Board of Managers.

The Company has an agreement with Image Comics to purchase and distribute comic books. The Company recorded revenues net of cost of $6,075 thousand and $4,387 thousand for the years ended December 31, 2025, and 2024, respectively.

21. Commitments and contingencies

Operating Leases: The Company is obligated under non-cancellable operating leases for certain facilities and equipment which expire on various dates through March 2029. Total rent expense to related parties was $2,035 thousand for the year ended December 31, 2025 (see Note 20). Rent expense is included in operating expenses on the accompanying consolidated statements of comprehensive loss.

A summary of future annual minimum lease payments on all operating leases as of December 31, 2025, in aggregate of $4,489 thousand, can be seen on Note 14.

Litigation: The Company is subject to certain legal proceedings and claims that arise in the normal course of business. The Company does not believe the amount of liability, as a result of these types of proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, and cash flows.

From time to time, the Company encounters content and items for sale that may infringe their copyrights, trademarks, and domain names available on various online retail and streaming platforms and other websites, such as unauthorized fan reviews featuring extensive copying of Company-owned properties, unauthorized shows that copy the look and feel of Company owned digital content and unauthorized t-shirts bearing the Skybound logo or free downloads of comic book issues. The Company addresses such possible infringement in the ordinary course of business consistent with the advice of the Company's counsel.

Maple Media, LLC (a direct wholly owned subsidiary of the Company) receives takedown notices from time to time and reviews and actions on such notices and notifications in compliance with U.S. DMCA.

- On September 17, 2024, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) filed a lawsuit in the Los Angeles Superior Court for, among other causes of action, breach of contract against, among others, a video game publisher to whom Skybound Game Studios, Inc. had granted an exclusive license to exploit the *Invincible* IP to create a blockchain- and NFT-based mobile video game, which the publisher failed to complete development on and release. Skybound Game Studios, Inc. is seeking damages in excess of $1,500 thousand plus interest. On December 29, 2025, Skybound Game Studios, Inc. and the video game publisher executed a settlement agreement which set forth that the video game publisher would pay to Skybound Game Studios, Inc. $398 thousand in monthly installments throughout calendar year 2026. The first three installments were due on January 30, 2026, February 20, 2026 and March 20, 2026. The video game publisher paid the first two installments late, and, to-date, it has not yet paid the third installment. Skybound Game Studios, Inc. has issued a notice of default and has served a notice of entry of judgment for the terms of the settlement agreement. The Los Angeles Superior Court has provided a certified copy of that judgment and Skybound Game Studios, Inc. is awaiting formal issuance of the judgment by the Court. Skybound Game Studios, Inc. cannot provide assurance that the counterparty will satisfy its obligations under the settlement agreement. If the counterparty fails to make the required payments, Skybound Game Studios, Inc. may be required to pursue additional legal remedies, which could result in increased legal costs, delays in recovery, and uncertainty as to the ultimate amount and timing of any recovery.

- Skybound, LLC (a direct wholly owned subsidiary of the Company) entered into an exclusive publishing license agreement with a publisher pursuant to which Skybound, LLC licensed to the publisher a variety of comic book IP to publish in Italian. The publisher has failed to make payments of royalties and other fees. Skybound, LLC estimates $249 thousand in unpaid royalties and other fees are owed by the publisher. Skybound, LLC and the publisher have tentatively agreed on a 24-month payment plan to recover the royalties and other fees that the publisher failed to pay, and are in the process of negotiating a settlement agreement.

- On December 4, 2025, Skybound Game Studios, Inc. (an indirect wholly owned subsidiary of the Company) was served with a complaint by a video game co-publisher with whom Skybound Game Studios, Inc. had entered into a strategic partnership agreement in May 2020, which agreement the parties subsequently terminated in November 2023, although certain rights and obligations in the agreement have survived such termination and therefore elements of the partnership continue to the present. The plaintiff is alleging fraud, conversion, breach of contract, breach of the implied covenant of good faith, negligence and violations of the California Uniform Trade Secret Act. Among other relief, the plaintiff is seeking compensatory damages in excess of $2,800 thousand. Skybound Game Studios, Inc. believes that the claims are without merit and that the non-contractual claims in practice amount to a contractual accounting dispute. Skybound Game Studios, Inc. has engaged outside legal counsel to defend itself. The litigation is currently in the pleadings and discovery stages.

Revenue Share Guarantee: The Company entered into a co-financing arrangement that includes a revenue share guarantee, pursuant to which the Company is contractually obligated to deliver a minimum economic return to the co-financier based on future Net Proceeds generated by the underlying game. The guaranteed return is tiered based on the timing of settlement and ranges from 116% to 164% of the co-financier's investment.

As of December 31, 2025, the Company has recognized a liability related to this arrangement based on the minimum expected payment of $17,400 thousand. It is at least reasonably possible that the estimated liability will change in the near term as additional information regarding the game's commercial performance becomes available.

Based on the contractual terms, the total amount payable under the guarantee is expected to range between approximately $17,400 thousand and $24,600 thousand, depending on the timing of settlement and future net Proceeds. Accordingly, the Company may be exposed to additional losses in excess of the amount accrued. While this range reflects possible outcomes, management is not able to estimate a more precise amount within the range due to uncertainties related to future Net Proceeds and timing of settlement.

The Company will continue to evaluate this obligation each reporting period and will record additional amounts when sufficient information becomes available to support a reasonable estimate.

21. Revenue

The Company recognizes revenue in accordance with ASC 606. Revenue is recognized when control of goods or services is transferred to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

The Company generates revenue primarily through the sale of physical and digital products, licensing and royalties, and certain services, including production, merchandise, and marketing services. The timing of revenue recognition depends on the nature of the performance obligations and the specific terms of the contracts. In accordance with ASC 606, the following table represents a disaggregation of the Company's revenues *(in thousands)*:

For the years ended December 31,		2025		2024
Physical product sales	$	23,526	$	31,864
Digital product sales		12,496		9,813
Licensing and royalty		16,790		16,616
Services		34,958		38,479
Other		24,062		4,108
Total revenue	$	**111,832**	$	**100,880**

For the year ended December 31, 2025, two customers accounted for approximately 28% and 10% of the Company's revenue. For the year ended December 31, 2024, one customer accounted for approximately 29% of the Company's revenue, respectively. These customer concentrations reflect the nature of the Company's strategic relationships and revenue timing, and management does not believe this concentration presents a significant risk to ongoing operations or revenue stability.

The following table breaks out the Company's revenue by geographical region *(in thousands)*:

For the years ended December 31,		2025		2024
North America	$	88,554	$	69,937
Asia		4,460		22,483
Europe		18,690		7,047
Rest of World		128		1,413
Total revenue	$	**111,832**	$	**100,880**

This disaggregation reflects the nature of the Company's customer arrangements and is consistent with how financial performance is evaluated internally.

Revenue recognized at a point-in-time is primarily related to sales of physical and digital products when control passes to the customer upon delivery or fulfillment. Revenue recognized over time primarily includes licensing, creative development, production services, marketing support, and other services provided under IP licensing or production agreements. The Company applies the guidance in ASC 606 to determine whether revenue should be recognized over time based on the criteria in ASC 606-10-25-27.

Revenue recognized over time primarily includes production services, creative development, marketing support, and symbolic IP licensing. The Company uses both input and output methods to measure progress, depending on the nature of the service and how performance is transferred to the customer.

- Input methods (e.g., hours incurred) are used when contractor labor drives the service (e.g., production).

- Output methods (e.g., milestone or billing schedules) are used when internal resources are used and discrete deliverables align with progress (e.g., creative and marketing support).

- In certain cases, revenue is recognized based on the right-to-invoice practical expedient when billing reflects performance to date.

These methods are applied consistently and are considered to faithfully depict the transfer of services, as customers typically consume the benefit as services are performed and the Company maintains an enforceable right to payment.

The percentage of our consolidated net revenues that are recognized from revenue sources that are recognized at a "point-in-time" and from sources that are recognized "over-time and other" were as follows:

For the years ended December 31,	2025	2024
Point in time, %	53.7	45.40
Over time and other, %	46.3	54.60
Total revenue, %	**100.00**	**100.00**

The Company evaluates contracts for multiple performance obligations, including assessing whether the obligations are distinct and can be separately identified. If a contract contains more than one performance obligation, the total transaction price is allocated based on the standalone selling prices of each performance obligation. The transaction price for each contract is determined based on the terms set forth in the executed agreement with the customer. In general:

- Production Services, Talent Management Services, and Creative Development: Prices are contractually stipulated in signed agreements, typically with milestone-based billing or fixed-fee deliverables. These may be tied to predefined deliverables or scope-based budgets.

- Licensing Revenue: Transaction prices are typically based on contractual royalty rates applied to reported sales or usage by licensees, or minimum guarantees as defined in the license agreement. MSRPs or distributor prices may be used when calculating royalties but are not set by the Company.

- Subscription Revenue (Mobile Apps and Digital Services): Transaction prices are based on the terms of the subscription agreement or in-app purchase. For subscription arrangements, revenue is recognized ratably over the subscription period as services are provided. Revenue from in-app purchases or other non-subscription digital sales is recognized at the point in time when the customer obtains control of the purchased digital content.

- Merchandise and Physical Product Sales: Transaction prices are based on purchase orders or invoice amounts, which reflect agreed-upon unit pricing and quantities.

- Digital Publishing and Media: Transaction prices are typically determined through invoiced amounts per the customer's insertion orders or advertising schedules.

Variable consideration, such as performance bonuses, is estimated and included in the transaction price only to the extent it is probable that a significant reversal will not occur. Sales- and usage-based royalties related to licenses of intellectual property are excluded from the transaction price and are recognized as revenue at the later of (i) when the subsequent sales or usage occurs or (ii) when the performance obligation to which the royalty relates has been satisfied.

Discounts, returns, and refunds are not material to the Company's consolidated financial statements and do not represent a significant component of variable consideration. Accordingly, the Company does not record obligations for such amounts in advance; they are recognized as a reduction in revenue in the period in which they occur.

The Company's beginning and ending gross contract assets were as follows *(in thousands)*:

For the years ending December 31,	2025		2024		2023	
Accounts receivable	$	5,836	$	7,898	$	14,578
Unbilled receivable	$	6,611	$	5,552	$	5,323

The Company's beginning and ending contract liabilities were as follows *(in thousands)*:

For the years ending December 31,	2025		2024		2023	
Deferred revenue	$	14,734	$	8,844	$	13,800

Changes in the Company's contract assets and contract liabilities during the year were primarily attributable to the timing differences between revenue recognition and billing or cash collection.

The increase in contract assets was driven primarily by game development and production services, where revenue was recognized on milestones or labor incurred but had not yet been billed at period-end. The decrease in contract liabilities primarily related to the recognition of revenue from advance payments received for production services and licensing agreements as related performance obligations were satisfied.

There were no material changes in the transaction price or timing of performance obligations that resulted in contract assets or liability adjustments. Additionally, there were no significant contract modifications, no material changes in estimates of variable consideration, and no impairments of contract assets recorded during the reporting period.

The Company evaluates contract assets for credit losses under ASC 326-20, *Financial Instruments-Credit Losses-Measured at Amortized Cost* (ASC 326). As of December 31, 2025, no credit loss expense was recognized on contract assets.

Receivables from customer contracts are assessed separately under ASC 326. No material difference existed between the initial receivable recognition and the revenue recognized.

During the years ended December 31, 2025, and 2024, the Company recognized $6,540 thousand and $6,396 thousand revenue that was recognized in deferred revenue as of the beginning of respective year.

As of December 31, 2025, the Company had approximately $14,734 thousand of transaction price allocated to unsatisfied contract performance obligations.

The Company expects to recognize this deferred revenue as follows *(in thousands)*:

Future performance obligations		
2026	$	14,613
2027		121
2028		—
2029		—
2030		—
Thereafter		—
Total	$	**14,734**

The Company applies the optional exemption under ASC 606-10-50-14 through 50-15 for contracts with an expected duration of one year or less and excludes such contracts from its remaining performance obligation disclosures. This exemption primarily applies to:

- Production services contracts with fixed timelines (typically under 12 months), where deliverables are milestone-based or tied to specific content production phases.

- Licensing agreements for symbolic IP or content where the license term is one year or less.

- Creative and marketing services contracts that are completed within the calendar year under statement of work arrangements.

The Company applies the optional exemption in ASC 606-10-50-14 for contracts with an expected duration of one year or less, and such contracts have been excluded from the totals above.

The Company engages in Kickstarter campaigns that generate revenue on unfulfilled campaigns. The Company classifies these revenues as deferred and recognizes the revenue at the point the campaign reaches fulfillment. The average length of a Kickstarter is fifteen months.

23. Segment and Geographic Information

The Company applies the provisions of ASC 280 and has determined that it operates as one reportable segment. The Company's business lines share common infrastructure and monetize similar IP across overlapping customer bases. Accordingly, the Company has determined it has a single operating and reportable segment.

The Company's chief operating decision maker (CODM) is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses revenue, net loss, and adjusted EBITDA to make decisions on resource allocation and to assess the performance of the business across the Company's business lines, which include editorial publishing, television and film production, video games, and tabletop games. Our CODM does not assess segment performance using segment asset information. All significant segment expense categories related to net loss/income are presented on our consolidated statement of comprehensive income.

Adjusted EBITDA is a measure of segment profit or loss, which we define as net loss, excluding interest income; interest expense; other income (expense), net; income tax benefit (expense); depreciation and amortization; stock-based compensation expense; payroll and other tax expense related to stock-based compensation; and certain other items impacting net loss from time to time.

Adjusted EBITDA is reconciled from net loss attributable to members. Accordingly, adjustments for interest, taxes, depreciation, and amortization exclude the portion attributable to noncontrolling interests, as that impact is already captured in the starting net loss attributable to members. Such adjustments are considered significant segment expense categories included in the measure of Adjusted EBITDA.

The following table reconciles the Company's Adjusted EBITDA to net loss attributable to members, the most directly comparable GAAP measure:

(in thousands)

EBITDA	2025	2024
Loss before income taxes	$ (11,366)	$ (30,214)
Income tax (expense) benefit	(8,756)	2,205
Net loss	(20,122)	(28,009)
Net loss attributable to non-controlling interest	51	(456)
Net loss attributable to members	(20,173)	(27,553)
Depreciation and amortization	8,864	8,202
Income tax (expense) benefit	8,559	(2,196)
Interest expense (income), net	366	304
Equity-based compensation expense	4,467	2,724
Unrealized foreign exchange	260	—
Recruiting & severance expense	491	1,029
Remeasurement of co-financing liability	5,446	—
Non-recurring corporate development projects	72	—
Acquisitions & dissolutions	(1,204)	—
Inventory, returns, and non-recurring adjustments	920	1,288
Impairment of software	192	2,128
Impairment of IP	145	—
Impairment of tv/film	329	625
Impairment on goodwill	—	12,891
Change in fair value of derivative	443	945
Pre-launch marketing costs	1,283	—
Distributed game product markdown	—	1,963
Adjusted EBITDA	**$ 10,460**	**$ 2,350**

The following table presents the Company's long-lived assets by geographic region as of December 31, 2025:

(in thousands)

	Long lived assets
North America	$ 108,582
Other foreign countries	35,227
Total	**$ 143,809**

24. Income taxes

Domestic and international pre-tax loss consists of the following *(in thousands)*:

For the year ended December 31,	2025	2024
United States	$ (12,535)	$ (16,463)
International	1,169	(13,751)
Loss before income taxes	**$ (11,366)**	**$ (30,214)**

The components of the provision for income tax expense (benefit) consists of the following *(in thousands)*:

For the years ended December 31,	2025	2024
Current tax expense		
Federal	$ —	$ (21)
State and local	(281)	355
Foreign	387	338
Total current tax expense	106	672
Deferred tax benefit		
Federal	6,035	(2,127)
State and local	2,374	(720)
Foreign	241	(30)
Total deferred tax expense (benefit)	8,650	(2,877)
Total income tax expense (benefit)	$ 8,756	$ (2,205)

Reconciliation of the income tax provision at the U.S. federal statutory tax rate of 21% to the provision for income taxes, is as follows *(in thousands, except percentages)*:

For the year ended December 31,	2025	
Tax at US Statutory Rate	$ (2,398)	21%
State and Local Income Taxes [1]	2,448	(21)%
Foreign Tax Effects		
Denmark	106	(1)%
Iceland	146	(1)%
Japan	110	(1)%
United Kingdom	18	0%
Effect of Cross-Border Tax Laws		
Foreign derived intangible income	—	0%
Nontaxable and Nondeductible Items		
Stock Compensation	81	(1)%
Impairment	—	0%
Others	(54)	(0)%
Tax Credits	—	0%
Change in FIN 48	—	0%
Change in Valuation Allowances	9,628	(84)%
Other Adjustments	(1,327)	12%
Effective tax rate	$ 8,756	(77)%

(1) The states and local jurisdictions that contribute to the majority (greater than 50% of the tax effect) in this category include California.

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory US federal income tax rate to income before income taxes for years prior to the adoption of ASU 2023-09 is as follows *(in thousands)*:

For the year ended December 31,	2024
Provision at statutory rate	$ (9,016)
State taxes, net of federal benefit	(519)
Permanent items	5,826
Change in VA	2,974
Other	(1,470)
Total tax expense	$ (2,205)

The income tax effect of aggregate deductible and taxable temporary differences was as follows *(in thousands)*:

For the years ended December 31,		2025		2024
Deferred tax assets				
Net operating losses (NOL)	$	8,843	$	5,867
Equity-based compensation		3,223		1,923
Intangible assets		(631)		3,829
Accruals and other		2,359		1,055
Valuation allowance (VA)		(13,786)		(2,974)
Total		8		9,700
Deferred tax liabilities				
Unrealized gain on derivative asset		—		—
Other		(8)		(1,128)
Total		(8)		(1,128)
Net deferred assets	$	—	$	8,572

As of December 31, 2025, the Company had total combined, net operating losses carryforwards for federal, state and foreign income tax purposes of $56,566 thousand. The utilization of NOL carryforwards may be carried forward indefinitely until used. The utilization of NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code. The Company has assessed the realizability of its deferred tax assets and concluded that it is more likely than not that the deferred tax assets will not be realized and recorded a full valuation allowance for all jurisdictions.

The federal and blended state income tax rates used in determining the provision for the year ended December 31, 2025 is 21.0% and 7.843%, when applicable, respectively. The Company's effective tax rate was impacted by a full valuation allowance on deferred tax assets for the current year. The Company has not recognized a deferred tax liability on the undistributed earnings of its foreign subsidiaries, as these earnings are considered to be indefinitely reinvested.

For the years ended December 31, 2025, and 2024, the Company did not take any material uncertain tax positions.

The Company has not received any notice or indication of federal income tax examination and as such the tax years 2022 through 2024 remain open to examination for federal income tax purposes and by other major taxing jurisdictions to which the Company is subject.

25. Earnings per share

The Company follows ASC 260 to account for earnings per unit. Basic EPS is computed by dividing net losses attributable to members by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares, to the extent such shares are dilutive. EPS is presented on a net-of-tax basis.

The following table presents a reconciliation of the numerators and denominators used in computing basic and diluted EPS for the years ended December 31, 2025, and 2024:

For the years ended December 31,	2025	2024
Numerator		
Net loss attributable to members	(20,173)	(27,553)
Preferred dividends	—	—
Net Loss attributable to common shareholders	**(20,173)**	**(27,553)**

For the years ended December 31,	2025	2024
Weighted average common units outstanding used in calculating diluted EPS	3,449,828	4,453,780
Loss per Common Unit, basic	(5.85)	(6.19)
Loss per Common Unit, diluted	(5.85)	(6.19)

Because the Company incurred net losses in each period presented, all potentially dilutive securities were excluded from the calculation of diluted EPS, as their inclusion would have been anti-dilutive. The following instruments were excluded:

- Options and warrants
- Incentive Plan Units and unvested equity-based awards

Each of these securities could potentially dilute EPS in future periods. The Company applies the treasury stock method to determine whether potentially dilutive securities are anti-dilutive.

The following methods were used in calculating diluted EPS:

- Options and warrants: Treasury stock method
- Contingently issuable units: Considered under ASC 260-10-45-48 if triggering events occur

On April 4, 2024, the requisite members of the Company approved a forward Unit split for which 5 Units were exchanged for each Common Unit, Preferred Unit and Incentive Plan Unit held. All Units and related amounts have been retroactively restated for all periods presented.

26. Supplemental cash flows information

(in thousands)

For the years ended December 31,	2025	2024
Supplemental disclosures of cash flows information:		
Cash paid for interest	$ 832	$ 229
Cash paid for income taxes	478	3,418
Non-cash investing and financing activities:		
Common interests issued to acquire non-controlling interest	—	—
Fair value of warrants issued for co-financing interest	3,046	—
Common interest appreciation rights issued to acquire non-controlling interest	$ —	$ 1,112

27. Employee benefit plan

The Company maintains a 401(k) retirement plan (the 401(k) Plan) that covers eligible employees of the Company. Under the terms of the 401(k) Plan, employees may make voluntary contributions, subject to certain limitations, and the Company may make discretionary contributions to the Plan. The Company contributed $605 thousand and $621 thousand for December 31, 2025, and 2024, respectively which is included in operating expenses on the accompanying consolidated statements of comprehensive loss. The contributions represent 100% match of the employee's 401(k) contributions after three months of employment, based on contributions up to 4%. The Company offers certain post-employment benefits, including continuation of health coverage and other limited benefits to eligible former employees. As of December 31, 2025, the Company had no material obligations that required accrual under ASC 712.

28. Subsequent events

The Company evaluated subsequent events that occurred from January 1, 2026, through the date that the consolidated financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements, except as noted below.

On January 12, 2026, AmCon, LLC (a direct wholly owned subsidiary of the Company) formed Crevice, LLC, a California limited liability company. Crevice, LLC was formed to operate as a production company through which film and television content will be developed, produced, and delivered.

On February 6, 2026, the Company and its direct wholly owned subsidiary, Skybound, LLC, amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $15,000 thousand.

On March 30, 2026, the Company and its direct wholly owned subsidiary, Skybound, LLC, amended its amended and restated credit agreement with East West Bank to increase the commitment under the revolving line of credit to $25,000 thousand.

During March 2026, the Company made two additional draws on its revolving line of credit with East West Bank, each in the amount of $5,000 thousand, on March 2, 2026 and March 31, 2026, respectively. Following these draws, the total outstanding balance on the facility increased to $20,000 thousand as of March 31, 2026.

On April 8, 2026, Shoe Leather Digital, Inc. (an indirect wholly owned subsidiary of the Company) formed Nomad Travel Channel LLC, a California limited liability company. Nomad Travel Channel LLC was formed in connection with digital channel initiatives, including activities related to revenue sharing arrangements with content creators, and is intended to serve as the operating entity through which such channel and distribution activities will be conducted going forward.

On April 21, 2026, the Company formed Skybound Holdings CF Investors SPV 2, LLC, a Delaware limited liability company. Skybound Holdings CF Investors SPV 2, LLC is a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act.